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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-80759

    PROSPECTUS SUPPLEMENT DATED MARCH 31, 2000 (REGISTRATION NO. 333-80759)
                                       TO
                         PROSPECTUS DATED JULY 19, 1999
                                      AND
      PROSPECTUS SUPPLEMENTS DATED AUGUST 16, 1999, SEPTEMBER 7, 1999 AND
                               NOVEMBER 15, 1999

                              ALLAIRE CORPORATION

     This Prospectus Supplement includes the attached Annual Report on Form 10-K of Allaire Corporation ("Allaire") for the year ended December 31, 1999 and
Exhibit 13.1 thereto previously filed by Allaire with the Securities and Exchange Commission.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
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                                     PART I

ITEM 1.  BUSINESS

ALLAIRE

     We develop, market and support Internet software products for companies building their businesses on the Web. The products in the Allaire Business Platform enable customers to rapidly build, deploy, and manage sophisticated e-business Web sites that provide dynamic content, personalized interaction, and secure business transactions. Based on open Internet technologies, our platform provides a robust, secure, scalable foundation for building online applications that support online commerce, strengthen customer and partner relationships, publish and personalize content, and automate key business processes. Companies as varied as Williams-Sonoma, Kaiser Permanente and autobytel.com have all used the Allaire Business Platform to build and manage large-scale, content-rich, transaction-oriented Web sites and applications.

                               INDUSTRY OVERVIEW

GROWTH OF THE INTERNET

     The Internet has experienced dramatic growth, both in terms of the number of users and as a means of conducting business transactions, and is expected to continue to grow rapidly. International Data Corporation estimates that the number of Internet users will increase from 196 million in 1999 to 502 million in 2003. The emergence of the Internet has enabled new online business models and spurred the development and deployment of Web applications to facilitate business interactions that were not practical to address with traditional computing systems. This public infrastructure enables companies to market and sell their products and services to customers through e-business applications as well as forge closer ties with their partners and suppliers. International Data Corporation estimates that the volume of commerce over the Internet will increase from approximately $111 billion in 1999 to approximately $1.3 trillion by 2003.

     As the number of companies conducting business online has increased, the Internet has become a highly competitive business environment and has in turn energized the entire business world. A growing number of companies are building Web applications that perform a combination of marketing, sales and operational functions. The Internet promotes competition in markets and makes it easy for customers to locate and transact business with competitive vendors. As a result, companies are seeking to differentiate themselves from competitors by developing increasingly sophisticated capabilities for attracting and retaining customers. Online businesses are looking for innovative technology solutions that enable them to deliver products and information targeted to their customers' interests and that enable them to provide a higher level of customer service. More broadly, this heightened competition is raising the importance of technology in increasing business efficiency. Companies are increasingly looking to Internet technology to help them manage their supplier and distributor networks more effectively -- by automating inter- and intra-company business processes and integrating diverse systems where key information is managed and where key business transactions reside.

     Combined, these factors have created demand for comprehensive software platforms that can enable businesses to execute on their key Internet business initiatives quickly and reliably. Such a platform includes application servers that provide the basic infrastructure for hosting Web applications and integrating them with existing enterprise applications; packaged solutions that provide advanced services for content management, commerce, and personalization; standards-based middleware for integrating the systems of different businesses across the Internet; as well as productive tools that enable both developers and business users to participate in the construction, maintenance and management of online businesses.

WEB APPLICATION SERVERS

     A Web application server is a software program that hosts Web applications and enables access to these applications through Web browsers, client hardware devices and other applications. A Web application server

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also enables hosted applications to access a company's servers and other internal systems. Application servers are central to the Web as a computing platform, much as the operating system is central to the desktop computing platform. According to Forrester Research, the market for Web application servers will triple from $692 million in 1999 to $2.1 billion in 2002. We believe that the central technology role of Web application servers places leading Web application server vendors in a strong position to sell related software products. This additional software includes development tools, business-to-business integration tools, Web management products and packaged e-business applications.

PACKAGED E-BUSINESS APPLICATIONS

     Packaged e-business applications enable companies to rapidly deploy Internet applications by providing pre-built functionality based on best practices in online commerce, content management, and personalization. Using these packages, companies can dynamically deliver information and transactional capabilities to a broad group of users, including customers, vendors and employees. More companies are seeking to gain a competitive advantage by deploying applications with sophisticated content management, commerce and personalization capabilities. An International Data Corporation report estimates that the market for e-business applications will grow from $1.7 billion in 1999 to $13.2 billion in 2003.

INDUSTRY CHALLENGES

     Companies are deploying Web applications to address a wide range of strategic business needs, with the greatest activity occurring in the following areas:

     - Online commerce -- the marketing and sale of products or services online

     - Customer service -- the use of Internet applications to increase customer satisfaction and drive downstream revenue

     - Content management -- the facilitation of communication and decision-making through improved information management

     - Business process automation -- the use of Web technology to further automate core business tasks

     Many of the applications in these four key Internet disciplines were not practical or feasible using mainframe, desktop or client-server technologies. However, the Internet's open standards and the low cost of deploying Web applications open up a wide vista of new opportunities for companies to innovate and achieve significant competitive advantage.

     To make the full range of Web application deployments economically feasible, a Web application platform must be flexible, highly functional, and affordably priced. Similarly, successful Web applications must be based on standards that are specific to the Web, as these enable their portability and broad reach. Standard Web protocols such as HTTP, HTML and XML form the core of Web application technology. These protocols evolved independently from mainframe, desktop or client-server technologies, which form the backbone of most established companies' computer systems. Thus, to be successful, Web-based applications must be able to integrate with a company's existing hardware and software systems where key applications and data reside, including databases, directories, messaging servers and transaction monitors.

     To date, few Web application server products have achieved broad market acceptance. Widespread and sustained acceptance of a product promotes market entry by technology vendors and service providers offering complementary products and professional services to customers. Broad customer and developer support enhances a vendor's ability to launch new products and product versions by improving the quality of pre-release customer testing, by enhancing the vendor's ability to secure reference customers prior to a new product's release, and by helping to ensure widespread customer awareness and availability of new products through the vendor's distribution channel.

     As competition among companies conducting online commerce increases, businesses are becoming increasingly focused on speeding the development and deployment process. Cutter Information Corporation estimates that 72% of Web application development projects have a schedule of six months or less, and 14%
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have a schedule of less than a month. As a consequence, Web application servers and packaged e-business applications must contain features, such as visual tools, templates and wizards, which promote productive development and simplify deployment. The graphical, content-rich and data-intensive nature of e-business applications requires the involvement of a variety of contributors. These include enterprise systems programmers, database developers and application programmers as well as a variety of non-traditional contributors such as Web and multimedia designers, business managers, and business users. To ensure productive Web application development and deployment, the Web application server must provide appropriate tools to each set of participants, while preserving the integrity of the application and coordinating the efforts of geographically-dispersed, multi-disciplinary teams.

THE ALLAIRE SOLUTION

     We are a leading provider of Internet software and services that enable organizations to build their businesses on the Web. The products in the Allaire Business Platform offer companies the following benefits:

     - A comprehensive software platform that enables customers to rapidly build, deploy and manage Web applications in each of the four key Internet business disciplines -- online commerce, customer service, content management and business process automation. The Allaire Business Platform consists of enterprise-class, competitively-priced Web application servers, packaged e-business applications and visual tools and is complemented by high-quality consulting, training, and support offerings that support the full life cycle of design, development, testing, and deployment.

     - Support for the latest Web standards, such as HTML, XML and Java, and integration with a large number of enterprise information systems technologies. The products in our platform are not constrained by a need to support or promote a particular legacy technology or a particular operating system.

     - Widespread industry adoption among corporations, independent developers, consultants, and software vendors. The Allaire Alliance partner program includes over 1000 technology partners, direct and indirect distributors, systems integrators, and other professionals that support and extend the use and functionality of our products through complementary products and services.

     - Features and technologies designed to reduce time to market. Allaire Spectra speeds development by providing packaged functionality based on industry best practices, and our platform includes visual tools that simplify development and administration tasks for technical and business users alike. In addition, innovative technologies such as ColdFusion Markup Language (CFML), JavaServer Pages (JSP), Web Distributed Data eXchange (WDDX), and a large number of third-party components all enhance developer productivity.

ALLAIRE STRATEGY

     Our goal is to be the leading e-business platform provider for businesses building and deploying sophisticated e-business Web sites and applications. Key elements of our strategy to attain this goal are:

     Make Enterprise-Class Products that are Easy to Use and Affordable. We believe that we have become a leader in the Web application server market by providing enterprise-class products that have high performance, scalability and security, but that are much easier to use and cost significantly less than products available from most other vendors. Because our products are easier to use and cost less than other products, they can be adopted by a larger number of businesses to develop and deploy a wider variety of applications. We intend to continue to sell easy-to-use, high-quality products at affordable prices to capture a significant portion of the Internet software market.

     Maximize Product Adoption. We have established significant market presence for our products by making components of our technology freely and widely available. Non-commercial versions of our ColdFusion, JRun and HomeSite products are available for free electronic distribution and are also distributed by original equipment manufacturers. By promoting access to our technology, we seek to associate the Allaire

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brand with high-quality, highly-productive Web application products, and to encourage users to progress from free versions to commercial products.

     Leverage Leadership Position in Web Application Server Market. We intend to continue to introduce new products that complement our Internet business platform. We believe that our leadership position in the Web application server market gives us a competitive advantage over vendors that have sold fewer products. We believe the broad customer base and developer support of our Web application servers enhance our ability to introduce complementary products.

     Continue to Support Open Web Standards. We designed our products to be open by supporting development for key Web application platforms and technologies, as well as integration with key enterprise and client-server standards. We have helped to introduce innovative technologies for Web application development and deployment, such as CFML, WDDX and JSP, that are used by large numbers of Web developers. We intend to continue to develop innovative Web technologies to meet changing customer requirements and to align our products with additional Internet standards as they emerge. This will enable our customers to preserve their investments in existing computer systems without compromising Web application functionality or performance.

     Expand Channel Distribution. To maximize the effectiveness of our sales and marketing resources, we intend to continue to expand the depth and breadth of our channel distribution. We believe that increasing the dollar amount of the sales opportunities handled by our indirect channel distribution will increase the strength and motivation of our channel while allowing our direct sales force to focus on increasingly larger sales to Fortune 1000 companies and other major organizations.

     Expand Sales Through the OEM Channel. We intend to increase the dollar amount of sales to companies that embed our technology in their products. By providing low-cost, flexible, and productive software, we believe we can attract a large number of customers that need Web application server technology in their products but do not wish to develop and maintain it themselves.

     Enhance Co-Selling Relationships with Systems Integrators. We intend to continue to develop our relationships with systems integrators and other Web consultants that implement e-business applications using our Web application products. By providing significant opportunities to these firms to generate consulting revenue, we believe that they will promote our products over those sold by competing vendors that seek to keep implementation and consulting services revenue for themselves. The substantial resources of systems integrators and Web consultants help ensure the successful development and deployment of our customers' e-business applications.

     Win Enterprise Standards Decisions. As companies invest in Web application servers and related software products, their purchasing decisions more often require approval of a vendor's technology as a company-wide standard. We intend to expand the support and coverage of these accounts within our direct sales force, and to continue to present the business advantages of adopting our technology as a company-wide standard.

PRODUCTS

     Our products enable companies and other organizations to develop and deploy sophisticated e-business applications. The discussion and chart below describe our products.

COLDFUSION

     ColdFusion Server. ColdFusion Server is an open, scalable and secure Web application server. Web applications built with ColdFusion range from simple, database-driven pages to large-scale, content-rich, transaction-oriented Web sites. ColdFusion Server is available in two editions, Professional and Enterprise, running on Windows NT. The Enterprise edition also runs on Sun Solaris and HP-UX. An Enterprise edition

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running on Linux (an open source version of Unix) is expected to be released during the second quarter of 2000. ColdFusion Server has won the following awards:

     - 1999 Best of 1999 Award from PC Magazine;

     - 1999 Editors' Choice Award from PC Magazine;

     - 1999 Jolt Product Excellence Award from Software Development Magazine;

     - 1999 Well-Connected Award from Network Computing;

     - 1999 Reader's Choice Award from the Visual Basic Programmer's Journal;
       and

     - "Best of Show Award" at the 1998 Fall Internet World.

     ColdFusion Studio. ColdFusion Studio is the integrated development environment for ColdFusion Server. Based on HomeSite, ColdFusion Studio allows developers to preserve development skills as well as individual projects as they move from developing static Web pages and sites to interactive Web sites and Web applications. ColdFusion Studio runs on Microsoft Windows NT, Windows 95 and Windows 98.

JRUN

     JRun provides companies with a system for deploying Web applications based on Java Servlets and JSP. Java Servlets are Web application components written in the Java programming language, a language developed by Sun Microsystems. JSP is a Web application scripting model used to create dynamic Web pages and applications. Java addresses the needs of more advanced, object-oriented systems programmers. JRun has won numerous industry awards, including the 1999 Java Developer's Journal Editor's Choice award for "Most Innovative Java Product of the Year" and the 1998 WebTechniques' Best Java Tool award. JRun runs on any software platform that supports Java.

     JRun 3.0, which we expect to release in 2000, will incorporate additional Java services into JRun, including Enterprise JavaBeans, Java Messaging Service, and the Java Transaction API. These new capabilities will be based on the Ejipt product we acquired as part of Valto Systems. By expanding the range of services provided by JRun, we will increase the size and complexity of Web applications that can be developed using this product. This will in turn increase the number of projects and developers that can take advantage of our Internet business platform.

ALLAIRE SPECTRA

     Allaire Spectra is a packaged e-business application for building and managing large-scale Web sites and applications that require advanced content management, commerce and personalization capabilities. Allaire Spectra provides systems administrators, Web developers and business users and managers with the necessary pre-built software components and visual tools to rapidly deploy and manage large-scale publishing efforts, e-commerce sites, enterprise portals, and intranets. Applications built with Allaire Spectra run on the ColdFusion application server. Allaire Spectra was released in December 1999. Allaire Spectra was ranked among the top 3 commerce platforms by a leading independent research firm in October 1999.

HOMESITE

     HomeSite is a leading HTML design tool, which is principally used for the creation of Web pages. HomeSite runs on Microsoft Windows NT, Windows 95 and Windows 98. HomeSite has won a large number of industry awards as a leading HTML design tool.

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
              PRODUCT
       (SUGGESTED LIST PRICE
        AS OF MARCH 1, 2000)                DESCRIPTION           TYPICAL APPLICATIONS          TARGET USERS
       ---------------------          ------------------------  ------------------------  ------------------------
ColdFusion Server Professional        Licensed for four         Business intranets and    Large enterprises
($1,295)                              processors and allows an  extranets
                                      unlimited number of                                 Large systems
                                      concurrent users          Field office extranets    integrators

                                      Features include open     Single server             New Web-based businesses
                                      state repository and      applications
                                      shared server security    using a relational        Internet service
                                                                database                  providers
                                      Access to any ODBC and
                                      OLE-DB data source

ColdFusion Server Enterprise          Licensed for eight        High-volume, business-    Large enterprises
  ($4,995)                            processors and allows an  critical commerce and
                                      unlimited number of       applications              Large systems
                                      sites concurrent users                              integrators
                                                                Enterprise intranet
                                      Includes all              applications              New Web-based businesses
                                      Professional features,
                                      plus features required    Enterprise applications   Internet service
                                      for large scale           requiring native          providers
                                      applications, including   database
                                      clustering, load          drivers or CORBA
                                      balancing and automatic
                                      failover and CORBA
                                      support IBM DB2,
                                      Informix, Oracle and
                                      Sybase native database
                                      drivers

ColdFusion Studio ($495)              An integrated             Business systems (human   Web application
                                      development environment   resources, financial,     developers
                                      with a number of visual   customer support)
                                      tools for creating Web                              Enterprise and
                                      applications              Electronic commerce       client-server
                                                                (stores, business-to-     programmers
                                      Includes the              business)
                                      award-winning HomeSite                              HTML and desktop
                                      HTML design Tool          Dynamic content           database developers
                                                                publishing (document
                                      Features include          (management, dynamic      Development team
                                      interactive debugging,    news and personalized     managers
                                      remote development        information)
                                      capabilities and
                                      one-step deployment       Collaboration
                                                                (discussion, project,
                                      Team development support  and workflow management)

Allaire Spectra ($15,000)             Licensed per server and   Corporate intranets       Large enterprises
                                      allows an unlimited
                                      number of users           Enterprise portals        Large systems
                                                                                          integrators
                                      Requires a ColdFusion     Internet portals
                                      Enterprise license for
                                      each server               Online commerce sites     Internet service
                                                                                          providers
                                      Includes all of the core  B2B extranet sites
                                      Spectra services, Webtop                            New Web-based businesses
                                      productivity tools, and
                                      administration console

JRun Pro ($595)                       Supports any number of    Corporate Internet,       Java developers
                                      processors and allows an  intranet, and extranet
                                      unlimited number of       sites that utilize Java   Large enterprises
                                      concurrent users          as their primary
                                                                development architecture  Large systems
                                      Features full support                               integrators
                                      for Java Servlets and     Enterprise Web
                                      JSPs                      applications requiring    New Web-based businesses
                                                                connectivity to CORBA,
                                      Licensed per processor    Enterprise Java Beans     Software publishers
                                                                and other distributed
                                                                environments

JRun Pro Unlimited ($1,995)           Includes all Pro          High-volume, business-    Large enterprises
                                      features, plus the        critical commerce sites
                                      ability to use any        and applications          Large systems
                                      number of concurrent      utilizing a large number  integrators
                                      Java Virtual Machines     of processors and/ or
                                                                Java Virtual Machines     New Web-based businesses
                                      Licensed per machine
                                                                                          Internet service
                                                                                          providers

                                                                                          Software publishers

HomeSite (Electronic                  HTML page design and Web  High-quality static       Web site developers
  Version $89; Packaged Version $99)  site development tool     corporate Web sites
                                                                                          Web development team
                                      Features an intuitive
                                      graphical interface

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TECHNOLOGY

     We develop, market and support Web application servers, packaged applications, visual tools and related software products that enable the development and deployment of sophisticated e-business Web sites and applications. Our products support emerging Web application technologies as well as integrate with key enterprise information systems. They include features and tools that increase the productivity of Web developers and ensure the scalability and reliability of the applications they deploy.

Open Integration

     At the core of our Web application technology are the ColdFusion and JRun application servers. Both are built on an open architecture and can be deployed on Windows 98/NT, Sun Solaris and HP-UX. JRun can also be deployed on AIX, IRIX, or any other operating system that has a Java virtual machine. This openness ensures that a customer can switch core operating system platforms and maintain the same core application server technology. Our open architecture supports native, high-performance connectivity into major enterprise databases, such as Oracle, Sybase, SQL Server, Informix and IBM DB2. Our application server technology supports major distributed computing standards, including DCOM, CORBA, Java and Enterprise Java Beans. This support enables existing legacy corporate applications infrastructure to be extended into Internet-based systems. Additionally, all major Internet protocols and key enterprise information systems, including messaging servers, directory servers, file servers and other network technology, are supported. Future versions of our Web application server products will provide tighter integration between the Java and ColdFusion environments.

Scalable, Secure Deployment

     To successfully support high-volume sites and transaction-intensive applications, a Web application platform requires high performance, availability and scalability from a Web application server. Our application server technology provides a high degree of cross-platform performance and fault-tolerance from individual servers and multiple server clusters. The ColdFusion application server runs as a 32-bit multi-threaded system service, which permits applications to experience an increase in processing performance as processors are added to the server. Clusters of multiple servers significantly enhance an application's availability and scalability. ColdFusion automatically balances load among servers deployed in a cluster, so that performance is optimized. ColdFusion permits a cluster deployment to store client state information in a shared repository, so it will not be lost when a server fails. If any machine in the cluster fails or is heavily loaded, ColdFusion automatically transfers its responsibilities to one of the remaining servers. Because ColdFusion clusters use a software-based system for load balancing and failover, there is no single point of failure.

     ColdFusion also provides a set of features for securely deploying applications. Principal among these is the ability of ColdFusion to restrict access to specific resources needed to run an application, including directories, files, databases and components. Therefore, multiple applications on the same server cannot access each other's resources. Other security features include authentication and encryption for e-business Web applications. The application server security technology also provides a set of tools for authenticating end users and tracking their interaction with a Web system. This technology forms the foundation for personalized customer experiences and rich business intelligence. Additionally, this security technology meets the needs of hosting and application server provider companies, which require robust security to host multiple, outsourced corporate Web sites and business applications on a shared infrastructure. We license portions of this security technology from a third party.

     JRun includes a similar set of features for supporting high-volume Web sites, including Java's native multithreaded architecture which maximizes the scalability of multiprocessor machines. JRun also includes a sophisticated administration application that allows users to easily maintain their deployed JRun applications. In addition, JRun 3.0, which we plan to release in 2000, will incorporate load balancing technology similar to that currently available in ColdFusion, enabling greater scalability and reliability, as well as addition security features.

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Multi-Language Development

     Our Internet business platform supports multiple programming language technologies and models. At the core of ColdFusion is the ColdFusion Markup Language, or CFML, which provides developers with a highly-productive, tag-based scripting model that tightly integrates with Web-based programming languages such as HTML, XML, and Wireless Markup Language (WML).

     As a result of our merger with Live Software and our acquisition of Valto Systems, we acquired JRun and Ejipt, two server-side Java development and deployment environments. JRun provides developers with a system for deploying Web applications based on Java Servlets and JSP -- a standards-based model for deploying Java on Web application servers. Ejipt is a product for deploying applications based on more Java models, including Enterprise JavaBeans, the Java Transaction API, and the Java Messaging Service. These products are currently being merged to provide a complete environment for the construction, deployment, and management of enterprise-scale server-side Java applications. Java addresses the needs of more advanced, object-oriented system programmers. By integrating the key Java technologies into our platform, we have further expanded the range of projects and developers that can use our products as well as reinforced our support for open Internet standards.

Productive Development and Management

     In addition to our innovative approaches to Web-based programming languages, we offer a wide range of visual development tools. We believe that company-wide adoption of the Web requires rich productivity tools for system administrators, developers, designers, and business users and managers. Our visual tools include HomeSite, an HTML design tool and ColdFusion Studio, our ColdFusion rapid application development tool. Additionally, Allaire Spectra includes Web-based productivity tools for business users and managers to assist them in managing content, controlling business workflow and using decision support tools to analyze their Web-based sales and marketing activities.

     In addition to these development tools, we have announced plans to release a new product for Web systems management, code-named "Harvest." Harvest will provide an array of advanced management features designed to lower the cost of ownership of and increase the reliability of Internet business systems, including deployment and replication as well as real-time monitoring and control.

Packaged e-Business Applications

     Allaire Spectra consists of three core components: the ContentObject API, the core solution services, and a Web-based productivity tool. The ContentObject API is an XML-based object programming system and content repository. It allows companies to model their Web business technology and data using an object-based programming model, implemented in ColdFusion, and to store their Web information in an XML-based content repository. This technology helps companies build an extensible and reusable information management solution and syndicating content and applications across the Internet.

     The six core solution services of Allaire Spectra include:

     - Content management -- a system for managing content infrastructure;

     - Workflow and process automation -- a set of services for building custom workflow templates and process automation;

     - Role-based security -- an open authentication framework to assign users and groups to activities and processes;

     - Personalization -- a three-tier model that supports user profiling, rules-based dynamic targeting and the integration of third party personalization engines;

     - Business intelligence -- a model for logging, measuring and reporting on user activities; and

     - Syndication -- a set of XML-based capabilities for extending Web business to Internet partners or site affiliates.
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     The final core technology in Allaire Spectra is a Web-based user interface and productivity tool, which provides business users and managers with a simple user interface for managing content, workflow, and business rules as well as decision support and analysis tools.

Internet Middleware and XML

     In addition to our tools, application servers and packaged e-business applications, we have developed a core technology aimed at supporting business-to-business commerce and application syndication. Web Distributed Data eXchange, or WDDX, was developed to support the integration of business systems across the Internet. WDDX was released in late 1998 as an open source technology, freely available from a separate Web site, www.wddx.org. Since its release, over 7,000 users have downloaded a software development kit for using WDDX, and several major software programming languages now support it, including Java, ASP, JavaScript, PHP and Python. We intend to foster broad adoption of the technology and have incorporated it directly into our own platforms, including extensive use within Allaire Spectra for enabling business-to-business commerce applications.

     We have also announced plans to develop a new Web business-to-business
(B2B) integration server, code-named "Tron," which will incorporate and extend XML technologies such as WDDX. By automating the way businesses communicate with each other using a common set of open XML technologies and supporting emerging industry standards, Tron will enable new business models based on application syndication and Web-based business system integration.

RESEARCH AND DEVELOPMENT

     We devote a substantial portion of our resources to developing new products and product features, extending and improving our products and technology, and strengthening our technological expertise. Our research and development expenditures were $5.0 million in 1997, $8.0 million in 1998 and $12.9 million in 1999. We intend to continue to devote substantial resources toward research and development. As of December 31, 1999, we had 74 employees engaged in research and development activities. We must hire additional skilled software engineers to continue to increase our research and development efforts. Our business, operating results and financial condition could be adversely affected if we are not able to hire and retain the required number of engineers.

SALES, MARKETING AND DISTRIBUTION

     We market and sell our products and services to businesses using a combination of direct and indirect distribution channels, including a corporate sales force, domestic and international distribution, electronic commerce and sales through business partners. The percentage of our total revenue generated through our indirect distribution channel was 28% in 1997, 44% in 1998 and 53% in 1999. As of December 31, 1999, we had 94 sales and marketing employees worldwide.

     Corporate Sales Force. Our corporate account sales force focuses on sales to institutional customers worldwide. Corporate account sales can be filled either directly by our sales force or through our indirect channel partners. The corporate account sales force is comprised of field representatives and telesales representatives. The field representatives market and sell to corporate, government and higher education institutional customers primarily interested in application servers and packaged applications for e-business applications. The telesales representatives qualify, develop and pursue leads generated from inquiries on our Web site, from seminars and from downloads of our products. We intend to add a significant number of additional field representatives over the next 12 months.

     Indirect Distribution. We have a number of domestic and international distributors and resellers that market and sell our products. We have distributors in North America, Europe and Asia Pacific, including Ingram Micro and Mitsubishi. As of December 31, 1999, we had over 500 corporate and catalog resellers, original equipment manufacturers and value-added resellers.

     Electronic Commerce. Our Web site allows visitors to download, evaluate and purchase our products. A number of third-party electronic commerce sites, including Beyond.com, Intraware.com, JapanMarket.com and RealStore.com, distribute commercial copies of our products for delivery by direct download. Electronic distribution provides us with a low-cost, globally accessible, 24-hour sales channel.

     Allaire Alliance. We believe that establishing a large community of active users of our products and technology is critical to our success. To further the development of this community, we have established the Allaire Alliance program. Allaire Alliance members include Web developers, application vendors and systems integrators. Allaire Alliance members also include the distributors, corporate and catalog resellers, original equipment manufacturers and value-added resellers referenced above. We typically enter into written agreements with Allaire Alliance members. These agreements typically do not provide for firm financial commitments from the member, but are intended to establish the basis upon which the parties will work together to achieve mutually beneficial objectives.

     Product Marketing Programs. We engage in a broad range of product marketing activities, including sponsoring seminars for potential customers, providing product information through our Web site and promoting special events. During 1999, we held over 100 seminars in over 35 cities and conducted over 10 seminars over the Web. Our product marketing programs are aimed at informing customers of the capabilities and benefits of our products and services and stimulating demand across all market segments. Certain programs are designed to encourage independent software developers to develop products and applications that are compatible with our products and technology.

     Branding Strategy. We continue to develop market awareness of the "Allaire" brand. Our branding strategy includes participating in trade shows and conferences, promoting special events and advertising our products and services in print and electronic media.

CUSTOMERS

     Our products are marketed and distributed to a diverse group of customers, ranging from small, independent consultants and Internet presence providers to Fortune 1000 businesses and other large organizations. Many of our customers are global organizations that use our products to create Web sites and Web applications with electronic commerce, content management and personalization capabilities for Internet, intranet and extranet use.

     Revenue from customers outside North America, primarily Asia and Europe, as a percentage of our total revenue, was 19% in 1997, 13% in 1998 and 14% in 1999. Sales to Ingram Micro accounted for 28% of our total revenue in 1998 and 37% in 1999. No single customer accounted for 10% or more of our total revenue in 1997.

SUPPORT AND PROFESSIONAL SERVICES

     We offer a broad range of consulting, support and training services to our customers. We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation which, in turn, is essential to customer satisfaction and continued license sales and revenue growth. Our customers have a broad choice of support options depending on the level of service desired. We maintain a technical support hotline staffed by engineers from 8:00 a.m. to 8:00 p.m., Eastern time, Monday through Friday, from our corporate office in Cambridge, Massachusetts. Internationally, distribution partners provide telephone support to customers with technical assistance from us. Our support staff also responds to e-mail inquiries. We track support requests through a series of customer databases, including current status reports and historical customer interaction logs. We use customer feedback as a source of ideas for product improvements and enhancements.

     We also provide training and consulting to assist our customers in the development and deployment of e-business applications using our products. As of December 31, 1999 we had 40 technical support engineers and professional service employees.

COMPETITION

     The Web application products market is intensely competitive, subject to rapid change and significantly affected by new product introductions and other activities of market participants. Primary competitors in the high end of the market include large Web and database platform companies that offer a variety of software products, such as IBM, Oracle and Sun Microsystems. We also compete against a number of companies that offer Web application servers, such as BEA Systems, Bluestone and SilverStream Software. In addition, our Allaire Spectra application competes against packaged e-commerce applications from companies such as Broadvision, Vignette, and Art Technology Group. These companies generally sell their products at significantly higher prices than our products. In the middle range of the market, where product prices are generally lower, we compete primarily against Microsoft.

     As the size and visibility of the market opportunity increases, we believe that additional competitors may enter the market with competing products. Increased competition could result in pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance, any of which could have a material adverse effect on our business, operating results and financial condition. Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, marketing and other resources than we do. Therefore, they may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through bundling or other means. If competitors were to bundle competing products with their products, the demand for our products might be substantially reduced and the our ability to distribute our products successfully would be substantially diminished.

     Competitive factors in the Web application products market include:

     - the quality and reliability of software;

     - cost per user;

     - application server scalability, availability and performance;

     - productivity features for creating, editing and adapting content;

     - ease of use and interactive user features;

     - compatibility with the user's existing network components and software systems; and

     - interoperability with emerging Internet standards such as XML, Java, and HTML.

     To expand our customer base, we must continue to innovate and improve the performance of our products. We anticipate that consolidation will continue in the Web application products market and related markets such as computer software, media and communications. Consequently, competitors may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies.

INTELLECTUAL PROPERTY

     Our success and competitiveness are dependent to a significant degree on the protection of our proprietary technology. We rely primarily on a combination of copyrights, trademarks, licenses, trade secret laws and restrictions on disclosure to protect our intellectual property and trade secrets. We also enter into confidentiality agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise attain and use our intellectual property or trade secrets without authorization.

     In addition, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of some jurisdictions. Moreover, the laws of other countries in which we market our products may afford us little or no effective protection of our intellectual property. There can be no assurance that the precautions taken by us will prevent misappropriation or infringement of our technology. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. Our failure to protect our intellectual property in a meaningful manner could have a material adverse effect on our business, operating results and financial condition.

     In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in such jurisdictions. We license some of our proprietary rights to third parties, and there can be no assurance that such licensees will not fail to abide by compliance and quality control guidelines with respect to such proprietary rights or take actions that would materially adversely affect our business, operating results and financial condition.

     Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management and technical resources, either of which could have a material adverse effect on our business, operating results and financial condition.

     We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. However, we have not conducted and do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of them which are confidential when filed, with regard to similar technologies. If we were to discover that one or more of our products violated third party proprietary rights, there can be no assurance that we would be able to obtain licenses to continue offering such products without substantial reengineering or that any effort to undertake such reengineering would be successful, or that any licenses would be available on commercially reasonable terms.

     We pursue the registration of some of our trademarks and service marks in the United States and in some other countries, although we have not secured registration of all of our marks. We have registered United States trademarks for "Cold Fusion" and a related design for "Bright Tiger". A significant portion of our marks contain the word "Fusion", such as ColdFusion. We are aware of other companies that use "Fusion" in their marks alone or in combination with other words, and we do not expect to be able to prevent third party uses of the word "Fusion" for competing goods and services. For example, NetObjects markets its principal products for designing, building and updating Web sites under the names "NetObjects Fusion" and "NetObjects Team Fusion."

     We currently license technology from third parties that we incorporate into our products. Examples include licenses for the following: visual editing technology from Microsoft, security technology from Netegrity, and full-text indexing and searching technology from Verity.

     In addition, our current JRun product and much of our future product plans depend on the availability, stability, and performance of the Java programming language and the associated Java virtual machine as well as on the broad adoption of Java by our customers. Sun Microsystems controls and maintains the Java programming language and associated technologies. Java may fall out of favor among developers, or Sun may not continue to make the Java virtual machines available at commercially reasonable terms or at all. Furthermore, if Sun were to make significant changes to the Java language or its Java virtual machines, or fail to correct defects and limitations in these products, our ability to continue to improve and ship our products could be impaired.

     In light of the rapidly evolving nature of the Web platform and our strategy to pursue industry partnerships to ensure our support of and by the emerging platform, we will increasingly need to rely on technology that we license from other vendors which is integrated with internally developed software and used in our products to perform key functions.

EMPLOYEES

     As of December 31, 1999, Allaire had 270 employees, 238 of whom were based at Allaire's headquarters in Cambridge, Massachusetts. None of Allaire's employees is subject to a collective bargaining agreement. Allaire believes that its relations with its employees are good.

ITEM 2.  PROPERTIES

     Allaire's headquarters is located in Cambridge, Massachusetts. The lease, which covers approximately 54,000 square feet of space in Cambridge, expires in March 2003. Allaire plans to move its headquarters from the Cambridge location to Newton, Massachusetts in July 2000 and is seeking to terminate its Cambridge lease or sublet the space thereafter. The Newton lease, which covers approximately 270,000 square feet of space, expires in June 2010. Allaire also leases office space in other cities for its sales and development personnel. Allaire believes that these facilities are adequate to meet its current foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

ITEM 3.  LEGAL PROCEEDINGS

     From time to time Allaire has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of third party trademarks and other intellectual property rights by Allaire and its licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Allaire is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     There were no matters submitted to a vote of security holders during the fourth quarter of 1999.

                                    PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The information required by this Item is incorporated by reference to page 48 of the Company's 1999 Annual Report to Shareholders.

ITEM 6.  SELECTED CONSOLIDATED FINANCIAL DATA

     The information required by this Item is incorporated by reference to page 20 of the Company's 1999 Annual Report to Shareholders.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The information required by this Item is incorporated by reference to pages 21-27 of the Company's 1999 Annual Report to Shareholders.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     Financial Statements:

     The information required by this Item is incorporated by reference to pages 28-46 of the Company's 1999 Annual Report to Shareholders and the Report of Independent Accountants on Financial Statement Schedule dated March 13, 2000 is contained in this report.

     Financial Statement Schedule:

     Schedule II -- Valuation and Qualifying Accounts is contained in this report.

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                    PART III

     Certain information required by Part III is incorporated by reference in this Annual Report on Form 10-K from the Company's definitive proxy statement for its 2000 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A (the "Proxy Statement").

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The information required by this Item is incorporated by reference from the Proxy Statement.

ITEM 11.  EXECUTIVE COMPENSATION

     The information required by this Item is incorporated by reference from the Proxy Statement.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this Item is incorporated by reference from the Proxy Statement.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information required by this Item is incorporated by reference from the Proxy Statement.

                                    PART IV

ITEM 14.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following documents are filed as a part of this report:

     1. Financial Statements: The financial statements filed as part of this report are listed on the Index to Financial Statements included in Item 8 and are incorporated herein by reference.

     2. Financial Statement Schedule: The financial statement schedule filed as part of this report is included in Item 8 and is incorporated herein by reference.

     3.  Exhibits

     The following exhibits are filed as part of, or incorporated by reference into, this Form 10-K

EXHIBIT
NUMBER                          EXHIBIT TITLE
-------                         -------------
3.1      Amended and Restated Certificate of Incorporation (filed as
         Exhibit 3.3 to the Company's Registration Statement on Form
         S-1 (File No. 333-68639) and incorporated herein by
         reference)
3.2      Certificate of Amendment of Amended and Restated Certificate
         of Incorporation
3.3      Amended and Restated By-Laws of the Company (filed as
         Exhibit 3.5 to the Company's Registration Statement on Form
         S-1 (File No. 333-68639) and incorporated herein by
         reference)
4.1      Specimen certificate for the Common Stock of Allaire(1)
10.1     1997 Stock Incentive Plan as amended(1)

EXHIBIT
NUMBER                          EXHIBIT TITLE
-------                         -------------
10.2     1998 Stock Incentive Plan as amended
10.3     1998 Employee Stock Purchase Plan(1)
10.4     Option Agreement for David J. Orfao(1)
10.5     Form of Incentive Stock Option Agreement for other executive officers
10.6     Office Lease Agreement between Allaire and One Alewife
         Center Realty Trust, dated November 5, 1997(1)
10.7     Lease Agreement between Allaire and CambridgePark Two, L.P., dated May 21, 1998(1)
10.8     Loan and Security Agreement between Allaire and Silicon
         Valley Bank, dated March 26, 1998(1)
10.9     Negative Pledge Agreement between Allaire and Silicon Valley
         Bank, dated March 26, 1998(1)
10.10    Loan Modification Agreement between Allaire and Silicon
         Valley Bank, dated August 6, 1998(1)
10.11    Loan Modification Agreement between Allaire and Silicon
         Valley Bank, dated December 9, 1998(1)
10.12    Senior Loan and Security Agreement between Allaire and
         Phoenix Leasing Incorporated, dated May 1, 1998(1)
10.15    Warrant Agreement between Allaire and Polaris Venture
         Partners, L.P., dated March 7, 1997(1)
10.16    Warrant Agreement between Allaire and Polaris Venture
         Partners Founders' Fund, L.P., dated March 7, 1997(1)
10.17    Amended and Restated Registration Rights Agreement, dated
         May 15, 1997(1)
10.18    Waiver and Amendment No. 1 to Amended and Restated
         Registration Rights Agreement, dated December 7, 1998(1)
10.19    Letter of Offer of Employment from Allaire to David J.
         Orfao, dated December 23, 1996(1)
10.20    Contribution and Restricted Stock Purchase Agreement between
         Allaire and Yesler Software, Inc., dated July 14, 1998(1)
10.21    Working Capital Line of Credit Letter from Polaris Ventures
         Partners, L.P., and Polaris Venture Partners Founders' Fund,
         L.P., dated December 4, 1998(1)
10.22    Agreement and Plan of Merger, dated as of April 2, 1999, by and among Allaire, Bengal Acquisition Corp. and Bright Tiger
         Technologies, Inc. (included as Exhibit 2.1 to Allaire's
         Current Report on Form 8-K filed with the Securities and
         Exchange Commission on April 27, 1999 and incorporated
         herein by reference)
10.23    Lease Agreement between Allaire and EOP-Riverside Project,
         L.L.C., dated November 23, 1999
10.24    Loan Modification Agreement between Allaire and Silicon
         Valley Bank, dated November 30, 1999
11.1     Statement re computation of per share earnings
13.1     Pages 20-48 of the 1999 Annual Report to Shareholders of
         Allaire Corporation
21.1     Subsidiaries of Allaire Corporation
23.1     Consent of PricewaterhouseCoopers LLP
27.1     Financial Data Schedules
99.1     Report of Independent Accountants on Financial Statement Schedule

---------------
(1) Previously filed with the Securities and Exchange Commission as the identically numbered exhibit to Allaire's Registration Statement on Form S-1 (File No. 333-68639) and incorporated herein by reference

     (b) Reports on Form 8-K:

        None.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          ALLAIRE CORPORATION

                                          By:       /s/ DAVID J ORFAO
                                            ------------------------------------
                                                       David J. Orfao
                                               President and Chief Executive
                                                           Officer

March 30, 2000

     Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

             SIGNATURE                               TITLE                         DATE
             ---------                               -----                         ----
       /s/ JOSEPH J. ALLAIRE          Chairman of the Board                   March 30, 2000
------------------------------------
         JOSEPH J. ALLAIRE

         /s/ DAVID J. ORFAO           President, Chief Executive Officer      March 30, 2000
------------------------------------  and Director (principal executive
           DAVID J. ORFAO             officer)

         /s/ DAVID A. GERTH           Vice President, Finance and             March 30, 2000
------------------------------------  Operations, Treasurer and Chief
           DAVID A. GERTH             Financial Officer (principal
                                      financial and accounting officer)

       /s/ JONATHAN A. FLINT          Director                                March 30, 2000
------------------------------------
         JONATHAN A. FLINT

         /s/ JOHN J. GANNON           Director                                March 30, 2000
------------------------------------
           JOHN J. GANNON

        /s/ THOMAS A HERRING          Director                                March 30, 2000
------------------------------------
         THOMAS A. HERRING

         /s/ RONALD G. WARD           Director                                March 30, 2000
------------------------------------
           RONALD G. WARD

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1997     1998     1999
                                                              -----    -----    -----
                                                                  (IN THOUSANDS)
Balance at beginning of period..............................  $220     $487     $502
Additions:
  Charged to expense........................................   164       61      233
  Charged against other accounts............................   165       56       63
Deductions:
  Write-offs and returns....................................   (62)    (102)     (97)
                                                              ----     ----     ----
Balance at end of period....................................  $487     $502     $701
                                                              ====     ====     ====

                                                                    Exhibit 13.1


                            Allaire Corporation 1999

                       F   I   N   A   N   C   I   A   L

                                   Statements
                  table of
               C O N T E N T S

                    20   Selected Consolidated Financial Data

                    21 Management's Discussion & Analysis of Financial Condition and Results of Operations

                    28   Consolidated Balance Sheet

                    29   Consolidated Statement of Operations

                    30 Consolidated Statement of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

                    32   Consolidated Statement of Cash Flows

                    33   Notes to Financial Statements

                    47   Report of Independent Accountants

                    48   Corporate Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from Allaire's audited consolidated financial statements. These data should be read in conjunction with Allaire's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this document.

                                          May 5, 1995 to           Year Ended December 31,
                                           December 31, ----------------------------------------------
(In thousands, except per share data)         1995      1996         1997        1998         1999
                                             ------    -------    ---------    ---------    ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA
 Revenue:
        Software license fees .............. $   --    $ 2,358    $   7,133    $  17,966    $  45,555
        Services ...........................     --         --          655        3,396        9,608
                                             ------    -------    ---------    ---------    ---------
             Total revenue .................     --      2,358        7,788       21,362       55,163
                                             ------    -------    ---------    ---------    ---------
Cost of revenue:
        Software license fees ..............     --        234          973        1,937        2,525
        Services ...........................                --        1,452        4,057        7,480
                                             ------    -------    ---------    ---------    ---------
             Total cost of revenue .........     --        234        2,425        5,994       10,005
                                             ------    -------    ---------    ---------    ---------
Gross profit ...............................     --      2,124        5,363       15,368       45,158
                                             ------    -------    ---------    ---------    ---------
Operating expenses:
        Research and development ...........     65      1,109        4,984        8,027       12,873
        Sales and marketing ................     49      1,618        8,820       19,135       30,294
        General and administrative .........     74      1,437        3,410        4,946        7,148
        Stock-based compensation ...........     --         --           --          412          263
        Merger costs .......................     --         --           --           --        2,930
                                             ------    -------    ---------    ---------    ---------
             Total operating expenses ......    188      4,164       17,214       32,520       53,508
                                             ------    -------    ---------    ---------    ---------
Loss from operations .......................   (188)    (2,040)     (11,851)     (17,152)      (8,350)
Interest income, net .......................     --         13          315           13        2,811
                                             ------    -------    ---------    ---------    ---------
Net loss ..................................  $ (188)   $(2,027)   $ (11,536)   $ (17,139)   $  (5,539)
                                             ======    =======    =========    =========    =========

Basic and diluted net loss per share ....... $(0.04)   $ (0.58)   $   (2.67)   $   (2.39)   $   (0.24)
Shares used in computing basic and
        diluted net loss per share .........  4,400      3,513        4,316        7,175       22,771

CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents .................. $   17    $   595    $   7,190    $   3,247    $ 106,624
Working capital (deficit) ..................   (231)       242        7,383       (9,691)      96,914
Total assets ...............................    119      2,160       17,094       12,708      133,540
Total long-term debt, net of current portion     --         50        1,251        1,193          547
Total redeemable convertible preferred stock     --      2,800       12,673       12,673           --
Total stockholders' equity (deficit) .......   (181)    (1,747)      (3,022)     (18,882)     101,924

All periods have been restated to reflect the mergers with Bright Tiger Technologies and Live Software, which were accounted for as poolings of interests. In addition, all share and per share data have been restated to reflect the two-for-one stock split in March 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes,""anticipates,""plans,""expects" and similar expressions are intended to identify forward-looking statements. The forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors set forth below in "Certain Factors that may Affect Future Results," that may cause the actual results, performance and achievements of Allaire to differ materially from those indicated by the forward-looking statements.

OVERVIEW

Allaire develops, markets and supports Web application servers and related software products that enable the development and deployment of sophisticated e-business Web sites and applications. Allaire derives a majority of its revenue from its three primary products, ColdFusion, JRun and HomeSite. In the fourth quarter of 1999, Allaire released versions 4.5 of its ColdFusion and HomeSite products, along with the introduction of a new packaged e-business application, Allaire Spectra. Allaire's revenue is derived principally from license fees for software products and, to a lesser extent, fees for a range of services complementing these products, primarily training, consulting and technical support. Software license fees include sales of licenses for the then-current version of our products, product upgrades and subscriptions. Subscriptions entitle the customer to all new releases for a specific product during the subscription period, generally 12 to 24 months.

Revenue from sales of licenses to use Allaire's software products and product upgrades is recognized upon delivery to customers, provided no significant post-delivery obligations or uncertainties remain and collection of the related receivable is probable. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on their relative fair values, with these fair values being determined using the price charged when that element is sold separately. For agreements with specified upgrade rights, the revenue related to such upgrade rights is deferred until the specified upgrade is delivered. We provide most of our distributors with rights of return. An allowance for estimated future returns is recorded at the time revenue is recognized based on our historical experience. Revenue from subscription sales is recognized ratably over the term of the subscription period. Services revenue is recognized as services are rendered or ratably over the term of the service agreement.

Allaire generates its software license revenue through direct sales of licenses to end users and through its indirect distribution channel. Direct revenue is generated by Allaire's direct sales force and via its Web site. The indirect distribution channel includes distributors, direct and original equipment manufacturer resellers, system integrators and Allaire Alliance members. Revenue generated by the indirect distribution channel accounted for 28%, 44%, and 53% of total revenue for 1997, 1998 and 1999, respectively. Allaire anticipates that revenue derived from the indirect distribution channel will continue to represent a significant percentage of total revenue. Allaire primarily derives its international revenue through its indirect distribution channel. International revenue outside of North America accounted for 19%, 13% and 14% of total revenue for 1997, 1998 and 1999, respectively.

In April 1999, Allaire completed a merger with Bright Tiger Technologies by issuing 577,166 shares of its common stock for all of the issued and outstanding equity securities of Bright Tiger. Bright Tiger provides software designed to enhance the performance, availability and manageability of large-scale Internet sites and Web applications. Allaire had previously licensed technology from Bright Tiger that was incorporated in certain ColdFusion products. In June 1999, Allaire completed a merger with Live Software by issuing 1,056,752 shares of its common stock for all of the issued and outstanding equity securities of Live Software. Live Software develops, markets and supports server-side Java development and deployment technology. Live Software's principal product, JRun, is a leading server-side Java development and deployment engine. Allaire recorded merger related costs of $2.7 million in the quarter ended June 30, 1999 primarily related to professional fees, facility closings, severance packages and related costs associated with these acquisitions. Allaire accounted for these acquisitions as poolings of interests.

In December 1999, Allaire completed its merger with Valto Systems by issuing 450,000 shares of its common stock for all of the issued and outstanding equity securities of Valto Systems. Valto Systems develops and markets Enterprise JavaBeans (EJB) server technology. Allaire recorded merger related costs of $230,000 in the quarter ended December 31, 1999 primarily related to professional fees associated with this acquisition. Allaire accounted for this acquisition as a pooling of interests. Acquired net liabilities of approximately $37,000 have been recorded at historical amounts. Prior periods were not restated due to immateriality, and accordingly, results of operations have been included since the date of acquistion.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the percentage of total revenue of certain line items included in Allaire's consolidated statement of operations.

YEAR ENDED DECEMBER 31,                     1997         1998        1999
                                           ------       -----       -----
Revenue:
        Software license fees .......        91.6%       84.1%       82.6%
        Services ....................         8.4        15.9        17.4
                                           ------       -----       -----
Total revenue .......................       100.0       100.0       100.0
                                           ------       -----       -----
Cost of revenue:
        Cost of software license fees        12.5         9.1         4.6
        Cost of services ............        18.6        19.0        13.5
                                           ------       -----       -----
Total cost of revenue ...............        31.1        28.1        18.1
                                           ------       -----       -----
Gross profit ........................        68.9        71.9        81.9
                                           ------       -----       -----
Operating expenses:
        Research and development ....        64.0        37.6        23.3
        Sales and marketing .........       113.2        89.6        54.9
        General and administrative ..        43.8        23.1        13.0
        Stock-based compensation ....         0.0         1.9         0.5
        Merger costs ................         0.0         0.0         5.3
                                           ------       -----       -----
Total operating expenses ............       221.0       152.2        97.0
                                           ------       -----       -----
Loss from operations ................      (152.1)      (80.3)      (15.1)
Interest income, net ................         4.0         0.1         5.1
                                           ------       -----       -----
Net loss ............................      (148.1)%     (80.2)%     (10.0)%
                                           ======       =====       =====

YEARS ENDED DECEMBER 31, 1998 AND 1999

REVENUE

Total revenue increased 158% from $21.4 million for 1998 to $55.2 million for 1999.

SOFTWARE LICENSE FEES Revenue from software license fees increased 154% from $18.0 million for 1998 to $45.6 million for 1999. The increase was primarily due to an increase in the number of licenses sold to use Allaire's ColdFusion and JRun products. Increases in product prices associated with the release of new versions of our products during the fourth quarter of 1998 also contributed to the growth in revenue.

SERVICES Revenue from services increased 183% from $3.4 million for 1998 to $9.6 million for 1999. The increase was primarily attributable to growth in training revenue resulting from an increase in Allaire's installed customer base.

COST OF REVENUE

COST OF SOFTWARE LICENSE FEES Cost of software license fees includes costs of product media duplication, manuals, packaging materials, licensed technology and fees paid to third party vendors and agents for order fulfillment. Cost of software license fees increased 30% from $1.9 million for 1998 to $2.5 million for 1999. The increase in absolute dollars was due to higher unit sales volume. The improvement in software license fees gross margins from 89% for 1998 to 94% for 1999 was primarily attributable to economies of scale achieved with higher sales volume in 1999.

COST OF SERVICES Cost of services consists primarily of personnel costs. Cost of services increased 84% from $4.1 million for 1998 to $7.5 million for 1999. The increase in absolute dollars resulted primarily from the hiring of additional employees and the use of contract trainers to support increased customer demand for training classes and technical support. The improvement in services gross margins from (19)% for 1998 to 22% for 1999 was primarily attributable to the substantial growth in training revenue. Allaire anticipates that services gross margins will decrease in the near term as Allaire invests in additional resources to support Allaire Spectra, the Company's newly released packaged e-business application product.

Overall gross margins are primarily affected by the mix of products licensed, sales through direct versus indirect distribution channels, software license fees revenue versus services revenue, and international revenue versus domestic revenue. Allaire typically realizes higher gross margins on direct sales relative to indirect distribution channel sales and higher gross margins on software license fees relative to services revenue. As services revenue or revenue derived through indirect distribution channels increase as a percentage of total revenue, Allaire's gross margins may be adversely affected.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT Research and development expenses consist primarily of employee salaries, fees for outside consultants and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased 60% from $8.0 million for 1998 to $12.9 million for 1999. The increase primarily resulted from salaries associated with newly hired development personnel and product development consulting costs. Allaire anticipates that research and development expenses will continue to increase in absolute dollars.

SALES AND MARKETING Sales and marketing expenses consist primarily of employee salaries, commissions, and costs associated with marketing programs such as trade shows, seminars, advertising and new product launch activities. Sales and marketing expenses increased 58% from $19.1 million for 1998 to $30.3 million for 1999. The increase was primarily attributable to costs associated with additional direct sales, pre-sales support and marketing personnel, and an increase in marketing programs, including promotions and advertising. Allaire anticipates that sales and marketing expenses will continue to increase in absolute dollars as it continues to expand its marketing programs and sales force to support its brand awareness, product launches, international expansion and increased focus on major account sales.

GENERAL AND ADMINISTRATIVE General and administrative expenses consist primarily of employee salaries and other personnel related costs for executive and financial personnel, as well as legal, accounting and insurance costs. General and administrative expenses increased 45% from $4.9 million for 1998 to $7.1 million for 1999. The increase was primarily attributable to salaries associated with newly hired personnel and related costs required to manage Allaire's growth and facilities expansion. Allaire expects that its general and administrative expenses will increase in absolute dollars as it continues to expand its staffing to support expanding facilities and operations.

STOCK-BASED COMPENSATION The amount that the estimated fair market value of Allaire's common stock exceeds the exercise price of stock options on the date of grant is recorded as deferred compensation and amortized to stock-based compensation expense as the options vest. Allaire recognized $412,000 of stock-based compensation for 1998 compared to $263,000 of stock based compensation for 1999. The decrease was primarily attributable to the grant of a fully vested option with an exercise price substantially below fair market value during the quarter ended March 31, 1998.

MERGER COSTS The merger costs of $2.9 million for 1999 relate to the mergers with Bright Tiger, Live Software and Valto Systems. The costs include professional fees, facility closings, severance packages and related costs associated with these acquisitions.

INTEREST INCOME, NET

Interest income, net of interest expense, increased from $13,000 for 1998 to $2.8 million for 1999. The increase was due to interest income earned from the investment of the net cash proceeds from Allaire's initial public offering in January 1999 and follow-on public offering in September 1999.

PROVISION FOR INCOME TAXES

Allaire has incurred significant operating losses for all periods from inception through September 30, 1999. Allaire has recorded a valuation allowance for the full amount of its net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

YEARS ENDED DECEMBER 31, 1997 AND 1998

REVENUE

Total revenue increased 174% from $7.8 million for 1997 to $21.4 million for 1998.

SOFTWARE LICENSE FEES Revenue from software license fees increased 152% from $7.1 million for 1997 to $18.0 million for 1998. The increase was primarily due to an increase in the number of licenses sold to use our software products including HomeSite, which we began selling in March 1997, and ColdFusion Studio, which was released in November 1997. The growth in unit sales was also attributable to the establishment of relationships with key domestic and international distribution partners during the second half of 1997. To a lesser degree, the increase in revenue from software license fees resulted from an increase in product price associated with the release of new versions of our products during the second half of 1997 and the fourth quarter of 1998.

SERVICES Revenue from services increased 418% from $655,000 for 1997 to $3.4 million for 1998. The increase was primarily attributable to growth in training revenue resulting from an increase in our installed customer base.

COST OF REVENUE

COST OF SOFTWARE LICENSE FEES Cost of software license fees increased 99% from $973,000 for 1997 to $1.9 million for 1998. The increase in absolute dollars was due to higher unit sales volume. The improvement in software license fees gross margins from 86% for 1997 to 89% for 1998 was primarily attributable to economies of scale achieved with higher sales volume in 1998.

COST OF SERVICES Cost of services increased 179% from $1.5 million for 1997 to $4.1 million for 1998. The increase in absolute dollars resulted primarily from the hiring of additional employees and the use of contract trainers to support increased customer demand for training classes and technical support. The improvement in services gross margins from (122)% for 1997 to (19)% for 1998 was primarily attributable to the substantial growth in services revenue.

OPERATING EXPENSES

RESEARCH AND DEVELOPMENT Research and development expenses increased 61% from $5.0 million for 1997 to $8.0 million for 1998. The increase primarily resulted from salaries associated with newly hired development personnel and product development consulting costs.

SALES AND MARKETING Sales and marketing expenses increased 117% from $8.8 million for 1997 to $19.1 million for 1998. The increase was primarily attributable to costs associated with additional direct sales, pre-sales support and marketing personnel, and, to a lesser extent, an increase in marketing programs, including trade shows, seminars and product launch activities.

GENERAL AND ADMINISTRATIVE General and administrative expenses increased 45% from $3.4 million for 1997 to $4.9 million for 1998. The increase was primarily attributable to salaries associated with newly hired personnel and related costs required to manage our growth and facilities expansion. In addition, we incurred a charge of $400,000 in the fourth quarter of 1998 for costs relating to exiting a facilities lease.

STOCK-BASED COMPENSATION The amount that the estimated fair market value of our common stock exceeds the exercise price of stock options on the date of grant is recorded as deferred compensation and amortized to stock-based compensation expense as the options vest. We recognized zero and $412,000 of stock based compensation for 1997 and 1998, respectively.

INTEREST INCOME, NET

Interest income, net of interest expense, decreased from $315,000 for 1997 to $13,000 for 1998. The decrease was primarily due to an increase in interest expense attributable to our capital lease and notes payable obligations.

LIQUIDITY AND CAPITAL RESOURCES

In January 1999, Allaire sold 5,750,000 shares of its common stock through an initial public offering. Net proceeds from the offering were approximately $52.3 million after deducting the underwriting discount and other offering expenses. In September 1999, Allaire sold 2,000,000 shares of common stock and selling stockholders sold 2,800,000 shares of common stock through a follow-on public offering. Allaire's net proceeds from the offering were approximately $58.1 million after deducting the underwriting discount and other offering expenses. Proceeds from this transaction were received by Allaire in October 1999. Prior to these public offerings, Allaire had funded its operations primarily through net cash proceeds from private placements of preferred stock. At December 31, 1999, Allaire had cash, cash equivalents and short-term investments of $119.0 million, up from $3.7 million at December 31, 1998.

Cash provided by operating activities for 1999 was $8.3 million, primarily related to increases in accrued expenses and deferred revenue, offset by an increase in accounts receivable and a net loss of $5.5 million. Cash used for operating activities for 1998 was $9.2 million primarily related to a net loss of $17.1 million, partially offset by increases in accrued expenses and deferred revenue.

Cash used for investing activities for 1999 was $15.4 million, primarily relating to net purchases of short-term investments. Cash provided by investing activities for 1998 was $1.5 million, primarily relating to net sales of short-term investments, partially offset by net property and equipment purchases.

Cash provided by financing activities for 1999 was $110.5 million, primarily due to common stock issuances. Cash provided by financing activities for 1998 was $3.8 million, primarily due to the issuance of notes payable.

As of December 31, 1999, Allaire's primary commitments consisted of obligations related to operating leases, $1.0 million of notes payable under equipment lines and $159,000 of capital lease obligations.

In April 1999, Allaire completed a merger with Bright Tiger by issuing 577,166 shares of Allaire common stock for all of the issued and outstanding equity securities of Bright Tiger. In connection with the merger, Allaire assumed and paid off Bright Tiger debt obligations totaling approximately $2.6 million. In June 1999, Allaire completed a merger with Live Software by issuing 1,056,752 shares of Allaire common stock for all of the issued and outstanding equity securities of Live Software. In December 1999, Allaire completed a merger with Valto Systems by issuing 450,000 shares of Allaire common stock for all of the issued and outstanding equity securities of Valto Systems.

Allaire expects to experience significant growth in its operating expenses for the foreseeable future in order to execute its business plan, particularly research and development and sales and marketing expenses. As a result, Allaire anticipates that such operating expenses, as well as planned capital expenditures, will constitute a material use of its cash resources. In addition, Allaire may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. Allaire believes that its current cash and cash equivalents and short-term investments will be sufficient to meet its anticipated cash requirements for working capital and capital expenditures for the foreseeable future.

YEAR 2000 COMPLIANCE

To date, Allaire has not incurred significant incremental costs in order to comply with Year 2000 requirements and does not believe it will incur significant incremental costs in the foreseeable future. However, there can be no assurance that Year 2000 errors or defects will not be discovered in Allaire's internal software systems and, if such errors or defects are discovered, there can be no assurance that the costs of making such systems Year 2000 compliant will not have a material adverse effect on Allaire's business, operating results and financial condition.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Allaire does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

ALLAIRE HAS SUBSTANTIAL NET LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE. Allaire's limited operating history and the undeveloped nature of the market for Web development products make predicting future revenue and operating results difficult. Allaire has experienced substantial net losses in each fiscal year since its inception and, as of December 31, 1999, had an accumulated deficit of $36.7 million. These net losses and accumulated deficit resulted primarily from the significant costs incurred in the development of Allaire's products and in the preliminary establishment of its infrastructure. Although we recorded a small profit for the quarter ended December 31, 1999, we cannot be certain that we will continue to be profitable.

DISAPPOINTING QUARTERLY REVENUE AND OPERATING RESULTS COULD CAUSE THE PRICE OF ALLAIRE'S COMMON STOCK TO FALL. Allaire's quarterly revenue may fluctuate for several reasons, including:

     ~ The market for web application server and packaged e-business applications is in an early stage of development and it is therefore difficult to accurately predict customer demand; and

     ~ The sales cycle for Allaire's products and services varies substantially from customer to customer and, if Allaire's average sales price continues to increase as expected, we expect the sales cycle to lengthen. As a result, Allaire may have difficulty determining whether and when we will receive license revenue from a particular customer.

In addition, most of Allaire's expenses, such as employee compensation and rent, are relatively fixed. Allaire's expense levels are based, in part, on its expectations regarding future revenue increases. As a result, any shortfall in revenue in relation to Allaire's expectations could cause significant changes in its operating results from quarter to quarter and could result in quarterly losses. If our quarterly operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially.

ALLAIRE OPERATES IN HIGHLY COMPETITIVE MARKETS AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY. The web application server and packaged e-business applications market is intensely competitive and rapidly changing. Many of Allaire's current and potential competitors have longer operating histories and substantially greater financial, technical, marketing, distribution and other resources than Allaire does and therefore may be able to respond more quickly than Allaire can to new or changing opportunities, technologies, standards or customer requirements. In the portion of the market with the highest product prices, Allaire competes with large web and database platform companies that offer a variety of software products. Allaire also competes with a number of medium-sized and start-up companies that have introduced or that are developing web application servers and packaged e-business applications. In the middle range of the market where product prices are significantly lower, Allaire competes primarily against Microsoft. Allaire expects that additional competitors will enter the market with competing products as the size and visibility of the market opportunity increases. Increased competition could result in pricing pressures, reduced margins or the failure of Allaire's products to achieve or maintain market acceptance.

If, in the future, a competitor chooses to bundle a competing web application server or packaged e-business application with other products, the demand for Allaire's products might be substantially reduced. In addition, new technologies will likely increase the competitive pressures that Allaire faces. The development of competing technologies by market participants or the emergence of new industry standards may adversely affect Allaire's competitive position. As a result of these and other factors, Allaire may not be able to compete effectively with current or future competitors, which would have a material adverse effect on its business, operating results and financial condition.

FUTURE SUCCESS WILL DEPEND ON ALLAIRE'S ABILITY TO MARKET AND SELL ALLAIRE SPECTRA SUCCESSFULLY. Allaire expects that its future financial performance will depend in part on sales of Allaire Spectra. Allaire announced the release of the beta test version of Allaire Spectra on July 21, 1999 and began commercial shipments in December 1999. Market acceptance of Allaire Spectra will depend on the market for packaged e-business applications and customer demand for the specific functionality of Allaire Spectra. If Allaire Spectra does not meet customer needs or expectations, for whatever reason, Allaire's reputation could be damaged, or it could be required to upgrade or enhance the product, which could be costly and time consuming.

ALLAIRE'S FAILURE TO EXPAND ITS SALES FORCE AND DISTRIBUTION CHANNELS WOULD ADVERSELY AFFECT ITS REVENUE GROWTH AND FINANCIAL CONDITION. To increase its revenue, Allaire must increase the size of its sales force and the number of its indirect channel partners, including original equipment manufacturers, value-added resellers and systems integrators. A failure to do so could have a material adverse effect on Allaire's business, operating results and financial condition. There is intense competition for sales personnel in Allaire's business, and there can be no assurance that Allaire will be successful in attracting, integrating, motivating and retaining new sales personnel. Allaire's existing or future channel partners may choose to devote greater resources to marketing and supporting the products of other companies. In addition, Allaire will need to resolve potential conflicts among its sales force and channel partners.

ALLAIRE DEPENDS ON A SMALL NUMBER OF DISTRIBUTORS FOR A SIGNIFICANT PORTION OF ITS REVENUE. Allaire derives a substantial portion of its revenue from a small number of distributors. For the year ended December 31, 1999, revenue from the indirect distribution channel accounted for 53% of Allaire's total revenue, and one distributor, Ingram Micro, accounted for 37% of total revenue. For the year ended December 31, 1998, revenue from Allaire's indirect distribution channel accounted for 44% of total revenue and Ingram Micro accounted for 28% of total revenue. The loss of, or a reduction in orders from, Ingram Micro or any other significant distributor could have a material adverse effect on Allaire's business, operating results and financial condition.

ALLAIRE MAY EXPERIENCE LOST OR DELAYED SALES AS ITS SALES CYCLE LENGTHENS. A longer sales cycle reduces Allaire's ability to forecast revenue levels and may result in lost sales. Any delay or loss in sales of Allaire's products could have a material adverse effect on its business, operating results and financial condition, and could cause operating results to vary significantly from quarter to quarter. As Allaire increases its sales and marketing focus on larger sales to businesses and other large organizations, it expects that increased executive-level involvement of information technology officers and other senior managers of its customers will be required. Potential large sales may be delayed, or lost altogether, because Allaire will have to provide a more comprehensive education to prospective customers regarding the use and benefits of its products. Allaire's customers' purchase decisions may be subject to delays over which Allaire may have little or no control.

IF ALLAIRE IS UNABLE TO CONTINUE LICENSING TECHNOLOGY FOR ITS PRODUCTS FROM THIRD PARTIES, ITS PRODUCT DEVELOPMENT EFFORTS COULD BE DELAYED. Allaire licenses technology that is incorporated into its products from third parties. The loss of access to this technology could result in delays in Allaire's development and introduction of new products or enhancements until equivalent or replacement technology could be accessed, if available, or developed internally, if feasible. These delays could have a material adverse effect on its business, operating results and financial condition. In light of the rapidly evolving nature of web technology and Allaire's strategy to pursue industry partnerships, Allaire believes that it will increasingly need to rely on technology from third party vendors, such as Microsoft, which may also be competitors. There can be no assurance that technology from others will continue to be available to Allaire on commercially reasonable terms, if at all.

ALLAIRE'S FAILURE TO PROPERLY MANAGE ITS GROWTH COULD STRAIN ITS RESOURCES AND ADVERSELY AFFECT ITS BUSINESS. Allaire's failure to manage its rapid growth could have a material adverse effect on the quality of its products, its ability to retain key personnel and its business, operating results and financial condition. Allaire's revenue increased 158% for the year ended December 31, 1999 from the same period in 1998. The number of Allaire's employees increased from 93 at January 1, 1998 to 270 at January 1, 2000. To manage future growth effectively Allaire must maintain and enhance its financial and accounting systems and controls, integrate new personnel and manage expanded operations.

ALLAIRE'S BUSINESS COULD BE ADVERSELY AFFECTED IF ITS PRODUCTS FAIL TO PERFORM PROPERLY. Software products as complex as Allaire's may contain undetected errors or "bugs," which result in product failures or security breaches or otherwise fail to perform in accordance with customer expectations. Errors in certain of Allaire's products have been detected after the release of the product. The occurrence of errors could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to Allaire's reputation, or damage to its efforts to build brand awareness, any of which could have a material adverse effect on its business, operating results and financial condition. In addition, any failure in a customer's web application developed and deployed with Allaire's products could result in a claim for substantial damages against Allaire, regardless of Allaire's responsibility for the failure. Although Allaire maintains general liability insurance, including coverage for errors and omissions, there can be no assurance that its existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 1999, Allaire was exposed to market risks which primarily include changes in U.S. interest rates. Allaire maintains a significant portion of its cash and cash equivalents and short-term investments in financial instruments with purchased maturities of 12 months or less. We do not hold derivative financial instruments or equity securities in our investment portfolio. Our cash equivalents and short-term investments consist of high-quality corporate and government debt. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, an immediate increase in interest rates would not have a material effect on Allaire's financial condition or results of operations.

CONSOLIDATED BALANCE SHEET

                                                                                                                December 31,
(In thousands, except share and per share data)                                                             1998          1999
                                                                                                          --------      ---------
ASSETS
Current assets:

     Cash and cash equivalents .........................................................................  $  3,247      $ 106,624
     Short-term investments ............................................................................       496         12,405
     Accounts receivable, net of allowance for doubtful accounts and sales returns
          of $502 and  $701 at December 31, 1998  and 1999, respectively ...............................     3,196          7,926
     Prepaid expenses and other current assets .........................................................     1,094          1,028
                                                                                                          --------      ---------
               Total current assets ....................................................................     8,033        127,983
     Property and equipment, net .......................................................................     4,300          4,948
     Other assets, net .................................................................................       375            609
                                                                                                          --------      ---------
Total assets ...........................................................................................  $ 12,708      $ 133,540
                                                                                                          ========      =========

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:

     Current portion of capital lease obligations ......................................................  $    340      $     159
     Promissory notes ..................................................................................     1,500             --
     Current portion of notes payable ..................................................................     1,564            488
     Accounts payable ..................................................................................     3,326          3,358
     Accrued expenses ..................................................................................     3,963          8,536
     Accrued employee compensation and benefits ........................................................     2,238          6,591
     Deferred revenue ..................................................................................     4,793         11,937
                                                                                                          --------      ---------
               Total current liabilities ...............................................................    17,724         31,069
Capital lease obligations ..............................................................................       159             --
Notes payable ..........................................................................................     1,034            547
                                                                                                          --------      ---------
               Total liabilities .......................................................................    18,917         31,616
                                                                                                          --------      ---------

Commitments and contingencies (Note 14)

Redeemable convertible preferred stock:
     Series B, $.01 par value;
          Authorized:  514,306 shares at December 31, 1998, none at December 31, 1999
          Issued and outstanding:  514,306 shares at December 31, 1998, none at December 31, 1999 ......     2,325             --
     Series C, $.01 par value;
          Authorized: 169,200 shares at December 31, 1998, none at December 31, 1999
          Issued and outstanding: 169,200 shares at December 31, 1998, none at December 31, 1999 .......     1,000             --
     Series D, $.01 par value;
          Authorized: 2,500,000 shares at December 31, 1998, none at December 31, 1999
          Issued and outstanding: 2,336,909 shares at December 31, 1998, none at December 31, 1999 .....     9,348             --
                                                                                                          --------      ---------
Total redeemable convertible preferred stock ...........................................................    12,673             --
                                                                                                          --------      ---------

Stockholders' equity (deficit):
     Preferred stock, $.01 par value; Authorized: none at December 31, 1998, 5,000,000 shares at December 31, 1999
     Series A convertible preferred stock, $.01 par value;
          Authorized: 200,000 shares at December 31, 1998, none at December 31, 1999
          Issued and outstanding: 88,463 at December 31, 1998, none at December 31, 1999 ...............       751             --
     Common stock, $.01 par value;
          Authorized: 35,000,000 shares at December 31, 1998 and December 31, 1999
          Issued and outstanding: 9,718,768 shares issued and 9,711,934 outstanding at
               December 31, 1998; 26,849,532 issued and 26,816,312 outstanding at December 31, 1999 ....        97            268
     Additional paid-in capital ........................................................................    12,316        139,050
     Accumulated deficit ...............................................................................   (31,170)       (36,746)
     Deferred compensation .............................................................................      (850)          (638)
     Stock subscriptions receivable ....................................................................       (26)           (10)
                                                                                                          --------      ---------
Total stockholders' equity (deficit) ...................................................................   (18,882)       101,924
                                                                                                          --------      ---------
Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit) ...........  $ 12,708      $ 133,540
                                                                                                          ========      =========

                     See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS

                                                                           Year ended December 31,
(In thousands, except per share data)                                  1997          1998         1999
                                                                    ---------     ---------     ---------
Revenue:
        Software license fees ....................................  $   7,133     $  17,966     $  45,555
        Services .................................................        655         3,396         9,608
                                                                    ---------     ---------     ---------
             Total revenue .......................................      7,788        21,362        55,163
                                                                    ---------     ---------     ---------
Cost of revenue:
        Software license fees ....................................        973         1,937         2,525
        Services .................................................      1,452         4,057         7,480
                                                                    ---------     ---------     ---------
             Total cost of revenue ...............................      2,425         5,994        10,005
                                                                    ---------     ---------     ---------
Gross profit .....................................................      5,363        15,368        45,158
                                                                    ---------     ---------     ---------
Operating expenses:
        Research and development .................................      4,984         8,027        12,873
        Sales and marketing ......................................      8,820        19,135        30,294
        General and administrative ...............................      3,410         4,946         7,148
        Stock-based compensation .................................         --           412           263
        Merger costs .............................................         --            --         2,930
                                                                    ---------     ---------     ---------
             Total operating expenses ............................     17,214        32,520        53,508
                                                                    ---------     ---------     ---------
Loss from operations .............................................    (11,851)      (17,152)       (8,350)

Interest income, net .............................................        315            13         2,811
                                                                    ---------     ---------     ---------
Net loss .........................................................  $ (11,536)    $ (17,139)    $  (5,539)
                                                                    =========     =========     =========
Basic and diluted net loss per share .............................  $   (2.67)    $   (2.39)    $   (0.24)

Shares used in computing basic and diluted net loss per share ....      4,316         7,175        22,771

CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                            Redeemable       |
                                                            Convertible      |     Convertible
                                                          Preferred Stock    |   Preferred Stock        Common Stock  Additional
                                                      ---------------------- | -------------------  ------------------ Paid-In
(In thousands, except share data)                       Shares       Amount  |  Shares     Amount     Shares Par Value Capital
---------------------------------                       ------       ------  |  ------     ------     ------ --------- -------
                                                                             |
Balance, December 31, 1996 .........................    593,449   $   2,800  |  43,557    $  177    6,091,140   $ 61   $    342
Stock issued by pooled companies, net ..............                         |                      1,270,730     13     10,208
Issuance of Series A convertible preferred                                   |
     stock in acquisition of Bradbury                                        |
     Software L.L.C. ...............................                         |  13,000        78
Issuance of Series C redeemable convertible                                  |
     preferred stock ...............................     84,600         500  |
Issuance of Series B redeemable convertible                                  |
     preferred stock ...............................      5,457          25  |
Issuance of Series D redeemable convertible                                  |
     preferred stock,net of issuance costs                                   |
     of $42 ........................................  2,272,719       9,091  |
Issuance of Series D redeemable convertible                                  |
     preferred stock upon conversion of notes                                |
     payable and accrued interest ..................     64,190         257  |
Repayment of stock subscription receivable .........                         |
Net loss ...........................................                         |
                                                      ---------   ---------  |  ------    ------    ---------   ----   --------
Balance, December 31, 1997 .........................  3,020,415      12,673  |  56,557       255    7,361,870     74     10,550
Stock issued by pooled companies, net ..............                         |                         64,726      1        (13)
Issuance of Series A convertible preferred                                   |
     stock, net of issuance costs of $9 ............                         |  31,906       496
Exercise of employee stock options .................                         |                      2,292,172     22        519
Repurchase of common stock held in treasury ........                         |                                               (2)
Deferred compensation relating to grants of                                  |
     stock options .................................                         |                                              997
Compensation relating to grants of stock                                     |
     options .......................................                         |                                              265
Dividend paid to shareholder .......................                         |
Net loss ...........................................                         |
                                                      ---------   ---------  |  ------    ------    ---------   ----   --------
Balance, December 31, 1998 .........................  3,020,415      12,673  |  88,463       751    9,718,768     97     12,316
Pooling of interests with Valto (Note 4) ...........                         |                        450,000      4         (4)
Stock issued by pooled companies ...................                         |                        212,322      2      1,969
Conversion of redeemable convertible preferred                               |
     stock and convertible preferred stock to                                |
     common stock .................................. (3,020,415)    (12,673) | (88,463)     (751)   7,697,882     77     13,347
Issuance of common stock in initial public                                   |
     offering, net of issuance costs of $5,200 .....                         |                      5,750,000     58     52,271
Issuance of common stock in follow-on public                                 |
     offering, net of issuance costs of $3,910 .....                         |                      2,000,000     20     58,070
Exercise of employee stock options .................                         |                      1,020,560     10      1,042
Repurchase of common stock held in treasury ........                         |                                              (12)
Deferred compensation relating to grants of                                  |
     stock options .................................                         |                                              125
Compensation relating to grants of stock options ...                         |                                              (74)
Repayment of stock subscription receivable .........                         |
Net loss ...........................................                         |
                                                      ---------   ---------  |  ------    ------    ---------   ----   --------
Balance, December 31, 1999 .........................          -   $       -  |       -    $    -    26,849,532  $268   $139,050
                                                      =========   =========  |  ======    ======    ==========  ====   ========


          See Accompanying Notes to Consolidated Financial Statements



                                                                               Stock         Total
                                                        Deferred Accumulated Subscriptions Stockholders'
(In thousands, except share data)                     Compensation  Deficit Receiveable Equity (Deficit)
---------------------------------                     ------------  ------- ----------- ----------------
Balance, December 31, 1996 .........................    $   --    $  (2,307)   $ (20)   $  (1,747)
Stock issued by pooled companies, net ..............                                       10,221
Issuance of Series A convertible preferred
     stock in acquisition of Bradbury
     Software L.L.C. ...............................                                           78
Issuance of Series C redeemable convertible
     preferred stock ...............................
Issuance of Series B redeemable convertible
     preferred stock ...............................
Issuance of Series D redeemable convertible
     preferred stock,net of issuance costs
     of $42 ........................................                    (42)                  (42)
Issuance of Series D redeemable convertible
     preferred stock upon conversion of notes
     payable and accrued interest ..................
Repayment of stock subscription receivable .........                               4            4
Net loss ...........................................                (11,536)              (11,536)
                                                        ----      ---------    -----    ---------
Balance, December 31, 1997 .........................      --        (13,885)      (16)     (3,022)
Stock issued by pooled companies, net ..............                              (10)        (22)
Issuance of Series A convertible preferred
     stock, net of issuance costs of $9 ............                                          496
Exercise of employee stock options .................                                          541
Repurchase of common stock held in treasury ........                                           (2)
Deferred compensation relating to grants of
     stock options .................................    (997)                                  --
Compensation relating to grants of stock
     options .......................................     147                                  412
Dividend paid to shareholder .......................                   (146)                 (146)
Net loss ...........................................                (17,139)              (17,139)
                                                        ----      ---------    -----    ---------
Balance, December 31, 1998 .........................    (850)       (31,170)     (26)     (18,882)
Pooling of interests with Valto (Note 4) ...........                    (37)                  (37)
Stock issued by pooled companies ...................                                        1,971
Conversion of redeemable convertible preferred
     stock and convertible preferred stock to
     common stock ..................................                                       12,673
Issuance of common stock in initial public
     offering, net of issuance costs of $5,200 .....                                       52,329
Issuance of common stock in follow-on public
     offering, net of issuance costs of $3,910 .....                                       58,090
Exercise of employee stock options .................                                        1,052
Repurchase of common stock held in treasury ........                                          (12)
Deferred compensation relating to grants of
     stock options .................................    (125)                                  --
Compensation relating to grants of stock options ...     337                                  263
Repayment of stock subscription receivable .........                              16           16
Net loss ...........................................                 (5,539)               (5,539)
                                                       -----      ---------    -----    ---------
Balance, December 31, 1999 .........................   $(638)     $ (36,746)   $ (10)   $ 101,924
                                                       =====      =========    =====    =========

          See Accompanying Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                    YEAR ENDED DECEMBER 31,
(In thousands, except share data)                                                              1997          1998         1999
                                                                                             ---------    ---------    ----------
Cash flows from operating activities:
    Net loss                                                                                 $(11,536)    $(17,139)    $  (5,539)
    Adjustments to reconcile net loss to net cash provided by (used for)
      operating activities:
          Depreciation and amortization                                                           875        1,801         3,105
          Interest converted into shares of preferred stock                                         5           --            --
          Compensation expense relating to issuance of equity instruments                          --          412           263
          Changes in assets and liabilities:
               Accounts receivable                                                               (815)      (1,764)       (4,730)
               Prepaid expenses and other current assets                                         (149)        (858)           66
               Other assets                                                                       (68)        (237)         (465)
               Accounts payable                                                                 1,310        1,514            32
               Accrued expenses                                                                 2,233        3,571         8,411
               Deferred revenue                                                                 1,204        3,481         7,111
                                                                                             --------     --------     ---------
                    Total adjustments                                                           4,595        7,920        13,793
                                                                                             --------     --------     ---------
          Net cash provided by (used for) operating activities                                 (6,941)      (9,219)        8,254
                                                                                             --------     --------     ---------
Cash flows from investing activities:
    Purchases of short-term investments                                                        (8,817)      (6,283)      (80,422)
    Proceeds from sales of short-term investments                                               4,100       10,504        68,513
    Purchases of property and equipment                                                        (2,502)      (2,720)       (3,511)
    Payment for acquisition of Bradbury Software L.L.C                                           (252)          --            --
                                                                                             --------     --------     ---------
          Net cash provided by (used for) investing activities                                 (7,471)       1,501       (15,420)
                                                                                             --------     --------     ---------
Cash flows from financing activities:
    Proceeds from sale leaseback transaction                                                      421           --            --
    Proceeds from issuance of promissory notes                                                     --        1,500            --
    Principal payments on promissory notes                                                         --           --        (1,500)
    Principal payments on capital lease obligations                                              (165)        (315)         (340)
    Proceeds from issuance of convertible notes payable                                           252           --            --
    Proceeds from issuance of notes payable                                                       808        1,891            --
    Principal payments on notes payable                                                           (33)        (168)       (1,563)
    Proceeds from sale of common stock                                                         10,146          519       113,942
    Proceeds from sale of redeemable convertible preferred stock, net of issuance costs         9,574           --            --
    Proceeds from sale of convertible preferred stock, net of issuance costs                       --          496            --
    Payments to acquire treasury stock                                                             --           (2)          (12)
    Payment received on stock subscription receivable                                               4           --            16
    Payment of dividend to shareholders                                                            --         (146)           --
                                                                                             --------     --------     ---------
           Net cash provided by financing activities                                           21,007        3,775       110,543
                                                                                             --------     --------     ---------
Net increase (decrease) in cash and cash equivalents                                            6,595       (3,943)      103,377
Cash and cash equivalents, beginning of year                                                      595        7,190         3,247
                                                                                             --------     --------     ---------
Cash and cash equivalents, end of year                                                       $  7,190     $  3,247     $ 106,624
                                                                                             ========     ========     =========
Supplemental disclosure of cash flow information:
    Cash paid for interest                                                                   $     75     $    258     $     325
Supplemental disclosure of non-cash investing and financing activities:
    Series A convertible preferred stock issued in acquisition of Bradbury Software L.L.C    $     78     $     --     $      --
    Conversion of note payable and related accrued interest of $5 into
      64,190 shares of Series D redeemable convertible preferred stock                       $    252     $     --     $      --
    Capital lease obligations                                                                $    979     $     --     $      --
    Common stock issued for property and equipment                                           $     75     $     --     $      --
    Conversion of redeemable convertible preferred stock to common stock                     $     --     $     --     $  12,673
    Conversion of Series A into common stock                                                 $     --     $     --     $     751
    Common stock issued in acquisition of Valto                                              $     --     $     --     $       2

                     See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1: NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

Allaire Corporation develops, markets and supports Web application servers and related software products that enable the development and deployment of sophisticated e-business Web sites and applications. Allaire's products interoperate with emerging Web application technologies as well as key enterprise information systems technologies, and include features and tools that increase the productivity of Web developers.

Allaire was incorporated in the state of Minnesota in February 1996 as the surviving entity of a reorganization of Allaire, L.L.C., a Minnesota limited liability company originally formed in May 1995. At the time of the reorganization, the members of Allaire, L.L.C. exchanged their existing ownership interests for a proportionate number of shares of Allaire's common stock and substantially all assets and liabilities of Allaire, L.L.C. were transferred to Allaire at historical cost. In April 1997, Allaire was reorganized as a Delaware corporation.

The consolidated financial statements include the accounts of Allaire and its subsidiaries. All significant intercompany transactions have been eliminated. Certain 1997 and 1998 amounts have been reclassified to conform to the 1999 method of presentation.

As described in Note 4, during 1999 Allaire completed three acquisitions, all of which were accounted for as poolings of interests. Accordingly, the accompa nying financial statements and notes have been restated for all periods presented to include the two material poolings of interests acquisitions.

Allaire operates in one industry segment and is subject to risks and uncertainties common to growing technology-based companies, including rapid technological change, growth and commercial acceptance of the Internet, dependence on principal products and third party technology, new product development, new product introductions and other activities of competitors, dependence on key personnel, reliance on a limited number of distributors, international expansion, lengthening sales cycle and limited operating history.

2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS Allaire considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Allaire invests its excess cash, cash equivalents and short term investments in money market funds, commercial paper and U.S. Treasury securities which are subject to minimal credit and market risk. Allaire's cash equivalents and short term investments are classified as available-for-sale and recorded at amortized cost which approximates fair value. Gross unrealized and realized gains or loss on sales of securities as of December 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 were not significant.

REVENUE RECOGNITION Allaire recognizes revenue from software license fees upon delivery to customers provided no significant post-delivery obligations or uncertainties remain and collection of the related receivable is probable. Revenue under arrangements where multiple products or services are sold together under one contract is allocated to each element based on their relative fair values, with these fair values being determined using the price charged when that element is sold separately. For arrangements that include specified upgrade rights, the fair value of such upgrade right is deferred until the specified upgrade is delivered. Allaire provides most of its distributors with certain rights of return. An allowance for estimated future returns is recorded at the time revenue is recognized based on Allaire's return policies and historical experience. Allaire offers subscriptions that entitle customers to all new releases for a specific product during the term of the subscription agreement. Revenue from subscription sales is recognized ratably over the term of the subscription agreement. Training and consulting services revenue is recognized as services are rendered, and revenue under support agreements is recognized ratably over the term of the support agreement. Revenue from long-term consulting and service contracts are recognized over the term of the contract using the percentage of completion method of accounting, based upon the proportion of costs incurred to total estimated costs at completion.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of Allaire's financial instruments, which include cash equivalents, short term investments, accounts receivable, accounts payable, accrued expenses, and notes payable, approximate their fair values at December 31, 1999.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS Financial instruments which potentially expose Allaire to concentrations of credit risk consist primarily of trade accounts receivable. To minimize this risk, ongoing credit evaluations of customers' financial condition are performed, although collateral generally is not required. One customer accounted for 43% and 37% of gross accounts receivable at December 31, 1998 and 1999, respectively. In addition, this same customer accounted for 28% and 37% of total revenue for the years ended December 31, 1998 and 1999, respectively. No single customer accounted for 10% of total revenue for the year ended December 31, 1997. Allaire maintains reserves for potential credit losses and such losses, in the aggregate, historically have not exceeded existing reserves.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS Costs incurred in the research and development of Allaire's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility (as defined by Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed") and capitalized thereafter when material to Allaire's financial position or results of operations. Allaire has capitalized no software development costs since costs eligible for capitalization under SFAS No. 86 have been insignificant.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost and depreciated over their estimated useful lives, generally three to five years, using the straight-line method. Equipment held under capital leases are stated at the lower of fair market value of the related asset or the present value of the minimum lease payments at the inception of the lease and are amortized on a straight-line basis over the shorter of the life of the related asset or the lease term. Repair and maintenance costs are expensed as incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION Allaire accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Allaire's common stock at the date of grant. Allaire has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," through disclosure only (Note 10). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

INCOME TAXES Prior to its reorganization as a C Corporation in February 1996 (Note 1), Allaire was treated as a partnership for federal and state income tax purposes. Accordingly, no provision for corporate income taxes was recorded during this period and all losses were passed through to Allaire's members. At the time of its reorganization, Allaire adopted the liability method of accounting for income taxes as set forth in SFAS No. 109, "Accounting for Income Taxes."

ADVERTISING EXPENSE Allaire recognizes advertising expense as incurred. Advertising expense was $842,000, $1,021,000 and $4,052,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NET LOSS PER SHARE Net loss per share is computed under SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed using the weighted average number of shares of common stock outstanding, excluding shares of common stock subject to repurchase. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock, stock options and warrants and outstanding shares of common stock subject to repurchase are anti-dilutive for all periods presented. Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of preferred stock into common stock, as if the shares had converted immediately upon their issuance. Unaudited pro forma basic and diluted net loss per share for the years ended December 31, 1998 and 1999 was $(1.10) and $(0.24), respectively. Shares used in computing unaudited pro forma basic and diluted net loss per share for the years ended December 31, 1998 and 1999 were 15,577,000 and 23,234,000, respectively.

COMPREHENSIVE INCOME Allaire adopted SFAS No. 130 in 1998. SFAS No. 130 requires that a full set of general purpose financial statements be expanded to include the reporting of "comprehensive income". Comprehensive income is comprised of two components, net income and other comprehensive income. During the years ended December 31, 1997, 1998, and 1999, Allaire had no items qualifying as other comprehensive income; accordingly, the adoption of SFAS No. 130 had no impact on Allaire's financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Allaire does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

3. PUBLIC OFFERINGS

In January 1999, Allaire sold 5,750,000 shares of its common stock through an initial public offering. Net proceeds from the offering were approximately $52.3 million after deducting the underwriting discount and other offering expenses. At the time of the initial public offering, all of Allaire's outstanding preferred stock automatically converted into 7,697,882 shares of common stock.

In September 1999, Allaire sold 2,000,000 shares of common stock and selling stockholders sold 2,800,000 shares of common stock through a follow-on public offering. The Company's net proceeds from the offering were approximately $58.1 million after deducting the underwriting discount and other offering expenses. Proceeds from the transaction were received by Allaire in October 1999.

4. ACQUISITIONS

ACQUISITION OF BRADBURY SOFTWARE L.L.C. In March 1997, Allaire acquired the business and substantially all of the assets of Bradbury Software L.L.C. ("Bradbury"), including all rights to Bradbury's HomeSite software product, in exchange for $252,000 in cash and 13,000 shares of Allaire's Series A convertible preferred stock valued at $78,000. The Bradbury acquisition was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated based upon the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the net assets acquired totaled $315,000. This amount has been included in other assets and is being amortized using the straight-line method over a three-year period. Amortization expense relating to this excess purchase price totaled $88,000, $105,000 and $105,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The operating results of Bradbury have been included in the financial statements since the date of the acquisition. Pro forma presentations have not been included, as the acquisition was not material to the results of operations of Allaire.

The former owner of Bradbury was entitled to additional cash payments of up to $165,000, depending on the length of time he remains employed by Allaire. During the years ended December 31, 1997 and 1998, a total of $82,000 and $83,000, respectively, was earned and recorded as compensation expense under this arrangement.

In order to finance the Bradbury acquisition, Allaire issued 10%
convertible notes payable totaling $252,000 and warrants to purchase 12,600 shares of Allaire's common stock at a price of $2.00 per share to two stockholders (Note 9). All principal and accrued interest of $5,000 on these notes was converted into 64,190 shares of Series D preferred stock in May 1997.

ACQUISITIONS OF BRIGHT TIGER AND LIVE SOFTWARE On April 12, 1999, Allaire completed its acquisition of Bright Tiger Technologies, Inc. ("Bright Tiger"), a Massachusetts company that develops and markets Web site resource management software. In connection with the transaction, Allaire issued 577,166 shares of its common stock for all of the issued and outstanding shares of Bright Tiger. On June 25, 1999, Allaire completed its acquisition of Live Software, Inc. ("Live Software"), a California company that develops, markets and supports server-side Java development and deployment technology. In connection with the transaction, Allaire issued 1,056,752 shares of its common stock for all the issued and outstanding shares of Live Software. These mergers were accounted for as poolings of interests. Accordingly, Allaire's consolidated financial statements have been restated to include the accounts and operations of Bright Tiger and Live Software for all periods presented.

Revenues and net income of the combined entities for the three-month period prior to these mergers are presented in the following table. Prior to these mergers during the quarter ended March 31, 1999, the companies had intercompany sales of $40,000. The intercompany sales have been eliminated and certain amounts in the merged companies' financial statements were reclassified to conform to Allaire's presentations.

Pro Forma Results

Three Months Ended  March 31,                                         1999
                                                                   -----------
Revenue:                                                           (unaudited)

    Allaire                                                        $ 7,836,000
    Bright Tiger                                                       168,000
    Live Software                                                      693,000
                                                                   -----------
    Combined                                                       $ 8,697,000
                                                                   ===========
Net Income (Loss):
    Allaire                                                        $(1,684,000)
    Bright Tiger                                                    (1,199,000)
    Live Software                                                      267,000
                                                                   -----------
    Combined                                                       $(2,616,000)
                                                                   ===========

The following table represents a reconciliation of net revenues and net loss previously reported by the combining companies to those presented in the accompanying consolidated financial statements. Prior to the merger, during 1998, the companies had intercompany sales of $140,000. The intercompany sales have been eliminated.

Years ended December 31,                           1997               1998
                                               ------------       ------------
Revenue:
    Allaire                                    $  7,650,000       $ 20,512,000
    Bright Tiger                                     18,000            352,000
    Live Software                                   120,000            498,000
                                               ------------       ------------
    Combined                                   $  7,788,000       $ 21,362,000
                                               ============       ============
Net Income (Loss):
    Allaire                                    $ (7,425,000)      $(10,770,000)
    Bright Tiger                                 (4,123,000)        (6,342,000)
    Live Software                                    12,000            (27,000)
                                               ------------       ------------
    Combined                                   $(11,536,000)      $(17,139,000)
                                               ============       ============

ACQUISITION OF VALTO SYSTEMS On December 23, 1999, Allaire completed its acquisition of Valto Systems, a Massachusetts company that develops and markets Enterprise JavaBeans (EJB) server technology. In connection with the transaction, Allaire issued 450,000 shares of its common stock for all the issued and outstanding shares of Valto Systems. This merger was accounted as a pooling of interests. Acquired net liabilities of approximately $37,000 have been recorded at historical amounts. Prior periods were not restated due to immateriality, and accordingly, results of operations have been included since the date of acquisition.

5. INVESTMENT IN ALIVE.COM, INC.

In July 1998, Allaire entered into an agreement under which it contributed certain non-core technology and agreed to provide certain services to Alive.com, Inc. ("Alive.com" formerly known as Yesler Software, Inc.) in exchange for 907,591 shares of Alive.com's voting common stock, representing approximately 34% of the outstanding capital stock of Alive.com at that time. Subsequently, Allaire transferred 76,903 shares of Alive.com common stock to three of its employees. The value of the shares transferred was not material at the date transferred. Of the shares acquired, an aggregate of 605,060 shares are subject to repurchase at a price of $0.10 per share under certain circumstances. The number of shares subject to this repurchase right will be reduced quarterly over a three-year period. Allaire has no obligation to fund the future operations of Alive.com. In December 1999, Alive.com merged with Loudeye Tecnologies, Inc. At the time of the merger, Allaire owned approximately 16% of the outstanding capital stock of Alive.com. Allaire will account for its investment in Loudeye Tecnologies, Inc. under the cost method.

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

December 31,                                       1998                1999
                                                -----------        -----------
Furniture and fixtures                          $ 1,194,000        $ 1,690,000
Furniture and fixtures under capital lease           78,000             78,000
Equipment                                         3,382,000          5,491,000
Equipment under capital lease                       843,000            843,000
Software                                            599,000            799,000
Leasehold improvements                              401,000            840,000
Construction in progress                                 --            214,000
                                                -----------        -----------
                                                  6,497,000          9,955,000
Less: Accumulated depreciation and amortization  (2,197,000)        (5,007,000)
                                                -----------        -----------
                                                $ 4,300,000        $ 4,948,000
                                                ===========        ===========

Depreciation and amortization expense for the years ended December 31, 1997, 1998 and 1999 was $582,000, $1,607,000 and $2,874,000, respectively.

CAPITAL LEASE During 1997, Allaire sold and immediately leased back certain equipment under the Capital Lease Line. The loss on this sale leaseback transaction was recorded in 1997 and was not material to Allaire's results of operations. Amortization of property and equipment under capital leases totaled $181,000, $297,000, and $307,000 for the years ended December 31, 1997, 1998 and
1999, respectively. Accumulated amortization on property and equipment under capital lease totaled $478,000 at December 31, 1998 and $785,000 at December 31, 1999. Interest expense relating to capital lease obligations totaled $38,000, $51,000 and $26,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

7. LINES OF CREDIT

WORKING CAPITAL LINE At December 31, 1999, Allaire was party to a line of credit agreement which provided for borrowings of up to $12,500,000 for working capital purposes and for the issuance of letters of credit. Amounts available under the line were determined based upon eligible accounts receivable. All borrowings and letters of credit were collateralized by substantially all of Allaire's assets and all borrowings bore interest at the bank's prime rate (8.50% as of December 31, 1999). As of December 31, 1999, letters of credit totaling $4,725,500 had been issued against the line and $7,774,500 was available for additional borrowings. The line of credit requires the maintenance of certain minimum financial ratios and conditions. The line of credit expires in November 2000.

EQUIPMENT CREDIT LINE In December of 1996, Bright Tiger entered into, and in July 1997 amended and restated, an equipment loan line agreement with a bank, under which Bright Tiger may borrow up to $875,000 for purchases of equipment, subject to certain limitations. In June 1998, Bright Tiger entered into a second agreement with the bank for an additional equipment loan line of $500,000 subject to the same limitations. All borrowings under these lines of credit are collateralized by substantially all of Bright Tiger's assets and bear interest at the bank's prime rate plus 3/4% (8.50% at December 31, 1998). The terms of the lines of credit include certain covenants requiring the maintenance of specified financial ratios and restrictions on Bright Tiger's ability to sell or transfer fixed assets and to declare or pay dividends to its stockholders. As of December 31, 1998, Bright Tiger was not in compliance with the covenants relating to the maintenance of certain financial ratios. Accordingly, the outstanding balance under the lines of credit was immediately callable by the bank and has been classified as a current liability in its entirety. At December 31, 1998, $1,145,900 was outstanding under the aforementioned lines of credit. The credit line was paid in full in April 1999.

EQUIPMENT LOAN LINE In May 1998, Allaire entered into an equipment loan line agreement (the "Equipment Loan Line") under which Allaire was able to borrow up to $2,000,000 to finance fixed asset purchases through December 1998. The initial term of each loan is 36 months from the borrowing date. Monthly payments are equal to 3.155% of the original amount borrowed, for an effective interest rate of approximately 15%. At the end of term, Allaire may choose to make one additional payment of 15% of the original amount funded or, if no default has occurred, the term may be extended for an additional 6 months at the original monthly payment rate. The Equipment Loan Line contains no financial covenants and there are no cross-default provisions in connection with the equipment and working capital line described above. All borrowings are collateralized by the purchased assets. Allaire borrowed $1,406,000 in June 1998 and $214,000 in November 1998 under the Equipment Loan Line, which was collateralized by previously purchased equipment. The Equipment Loan Line expired in December 1998. At December 31, 1999, annual cash payments on the borrowings under the Equipment Loan Line are as follows:

    2000                                                            $  613,000
    2001                                                               583,000
                                                                    ----------
    Total cash payments                                              1,196,000
    Less-amount representing interest                                  161,000
                                                                    ----------
    Present value of notes payable                                  $1,035,000
                                                                    ==========

PROMISSORY NOTES In November 1998, Bright Tiger issued promissory notes to existing investors of Bright Tiger in exchange for $1,500,000 in cash proceeds. These notes bear interest at 8% per year, and the principal and accrued interest of the notes are payable upon demand by their holders. These notes contain conversion rights whereby the holders of the notes may apply the unpaid principal and interest under the notes to the purchase of equity securities of Bright Tiger. The promissory notes were paid in full in April 1999.

8. PREFERRED STOCK

The holders of the Series A, Series B, Series C and Series D preferred stock (the "Preferred Stock") are hereinafter referred to collectively as the "Preferred Stockholders" and the holders of the Series B, Series C and Series D preferred stock (the "Redeemable Preferred Stock") are hereinafter referred to collectively as the "Redeemable Preferred Stockholders." The Preferred Stockholders had the following rights and privileges:

VOTING RIGHTS The Preferred Stockholders generally vote together with all other classes and series of stock as a single class on all matters and are entitled to a number of votes equal to the number of shares of common stock into which each share of such stock is convertible. With respect to the number of directors, only the Redeemable Preferred Stockholders, voting as a single class, may vote on any increase of the maximum number of directors constituting the Board of Directors to a number in excess of five. With respect to the election of directors, the Redeemable Preferred Stockholders, voting as a single class, may elect one director and the common stockholders and Preferred Stockholders, voting as a single class, may elect two directors. The remaining two directors shall be elected by a combined vote of both the common stockholders and the Series A preferred stockholders, voting as a single class, and the Redeemable Preferred Stockholders, voting as a single class.

CONVERSION Each share of Series A, Series B and Series C preferred stock is convertible, at the option of the holder, into four shares of common stock, except for 31,906 shares of Series A preferred stock, each of which converts into two shares of common stock, subject to certain anti-dilution adjustments. Each share of Series D Preferred Stock is convertible, at the option of the holder, into two shares of common stock, subject to certain anti-dilution adjustments. All shares of Preferred Stock automatically converted into 7,697,882 shares of common stock upon the closing of Allaire's initial public offering in January 1999.

DIVIDEND RIGHTS The Preferred Stockholders are not entitled to receive any dividends unless declared by Allaire's Board of Directors. In the event that dividends are paid on the common stock, the Preferred Stockholders are entitled to receive dividends at the same rate and at the same time as the common stockholders, with each share of preferred stock being treated as equal to the number of shares of common stock into which each share of such stock is convertible.

LIQUIDATION PREFERENCES In the event of any liquidation, dissolution or winding up of Allaire, the Preferred Stockholders are entitled to receive, in preference to the holders of the common stock, an amount equal to the greater of the original purchase price per share, respectively, subject to certain anti-dilution adjustments, or such amount as would have been payable had such shares been converted to common stock just prior to liquidation. The original purchase price per share of the Series B, Series C and Series D preferred stock was $4.52, $5.91 and $4.00, respectively. The original purchase price per share of the Series A preferred stock was $4.07, except for 656 and 31,250 shares which had an original purchase price per share of $8.00 and $16.00, respectively. Any assets remaining following the initial distribution to the Preferred Stockholders shall be available for distribution ratably among the common stockholders only.

REDEMPTION At the request of at least 50% of the holders of the Redeemable Preferred Stock at any time beginning in June 2002, Allaire shall redeem one-third of the then outstanding shares of each series of Redeemable Preferred Stock. Subsequently, on the first and third anniversaries of the initial redemption date, Allaire shall redeem 50% and 100%, respectively, of the remaining outstanding shares of each series. Upon redemption, each holder of the Series B, Series C and Series D preferred stock will be entitled to receive a cash payment equal to $4.52 per share, $5.91 per share and $4.00 per share, respectively, plus any declared but unpaid dividends.

CONVERTIBLE NOTES PAYABLE During 1996, Allaire issued 10% convertible notes payable totaling $175,000 to two of Allaire's stockholders. All principal and accrued interest of $2,000 on these notes was subsequently converted into 43,557 shares of Series A preferred stock prior to December 31, 1996.

PREFERRED STOCK WARRANTS Pursuant to the terms of a capital lease line of credit (Note 6), Allaire issued warrants to purchase 17,699 shares of Series A preferred stock at a price of $4.52 per share, subject to certain anti-dilution adjustments. These warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire upon the earlier of ten years from the date of grant or five years from the effective date of an initial public offering of Allaire's common stock. The value ascribed to these warrants was not significant. These warrants converted to warrants to purchase 70,796 shares of common stock upon the closing of Allaire's initial public offering in January 1999. These warrants were fully exercised during the year ended December 31, 1999.

UNDESIGNATED PREFERRED STOCK At December 31, 1998 and 1999, Allaire has authorized the issuance of up to 1,616,494 shares of undesignated preferred stock. Issuances of the undesignated preferred stock may be made at the discretion of the Board of Directors (without stockholder approval) in one or more series and with such designations, rights and preferences as determined by the Board. As a result, the undesignated preferred stock may have dividend, liquidation, conversion, redemption, voting or other rights which may be more expansive than the rights of the holders of the Preferred Stock and the common stock.

9. COMMON STOCK

AUTHORIZED SHARES On March 13, 2000, Allaire's stockholders approved an increase in the authorized shares of common stock, $.01 par value, to 100,000,000.

STOCK SPLIT In March 2000, Allaire completed a two-for-one split of its outstanding shares of common stock. The stock split was effected in the form of a stock dividend and entitled each stockholder of record at the close of business on February 15, 2000 to receive one share for every outstanding share of common stock held on the record date. Accordingly, the accompanying financial statements and notes have been restated for all periods.

TREASURY SHARES Of the common stock issued, an aggregate of 6,834 and 33,220 shares with a cost of $2,000 and $14,000 were held by Allaire as treasury shares and were included as a reduction to additional paid-in capital at December 31, 1998 and 1999.

STOCK RESTRICTION AGREEMENTS Allaire has executed stock restriction agreements with its founder and certain of its employees. Under the terms of the founder's stock restriction agreement, Allaire had the right to repurchase, at a price of $1.13 per share, any unvested common shares in the event of the founder's voluntary resignation. All other restriction agreements gave Allaire the right to repurchase, for an amount equal to the original consideration paid, any unvested common shares in the event of voluntary resignation or termination of employment with Allaire for cause. Allaire's repurchase rights lapsed at various dates through November 30, 1999 or, in the case of the founder, upon the closing of an initial public offering of Allaire's common stock, which occurred in January 1999. At December 31, 1999, no shares of Allaire's outstanding common stock were subject to repurchase under the stock restriction agreements.

All employees who have been granted options by Allaire are generally eligible to elect immediate exercise of all such options. However, shares obtained by employees who elect to exercise prior to the original option vesting schedule are subject to Allaire's right of repurchase, at the option exercise price, in the event of termination. Allaire's repurchase rights lapse at the same rate as the shares would have become exercisable under the original vesting schedule. At December 31, 1999, Allaire had the right to repurchase 320,992 shares of common stock.

STOCK SUBSCRIPTIONS RECEIVABLE Allaire held recourse notes receivable from a stockholder at December 31, 1999 in consideration for the purchase of Allaire common stock. This loan is secured by the underlying common stock and, consequently, is reflected as an offset to stockholders' equity.

COMMON STOCK WARRANTS Pursuant to the issuance of convertible notes payable in 1996, Allaire issued warrants to purchase 17,198 shares of its common stock at a price of $1.02 per share, subject to certain anti-dilution adjustments. These warrants are fully vested, exercisable at the option of the holders, in whole or in part, and expire in December 2001. The value ascribed to these warrants was not significant. At December 31, 1999, 2,456 warrants were outstanding.

Pursuant to the issuance of convertible notes payable in 1997 (Note 4), Allaire issued warrants to purchase 12,600 shares of its common stock at a price of $2.00 per share, subject to certain anti-dilution adjustments. These warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire in March 2002. The value ascribed to these warrants was not significant. At December 31, 1999, 12,600 warrants were outstanding.

RESERVED SHARES At December 31, 1999, Allaire had 6,395,510 shares of common stock reserved for issuance upon the exercise of common stock warrants and options.

10. STOCK OPTIONS

All options issued by Allaire during the year ended December 31, 1996 were non-qualified, non-plan stock options issued to employees, advisors and consultants of Allaire. All options granted by Allaire during this period of time were issued at fair market value at the date of grant, vest either immediately or over a four-year period and expire ten years from the date of grant.

1997 STOCK INCENTIVE PLAN The 1997 Incentive Stock Plan (the "1997 Stock Plan") provides for the granting of incentive and non-qualified stock options and stock bonus awards to officers, directors, employees and consultants of Allaire. The maximum number of common shares that may be issued pursuant to the 1997 Stock Plan, as amended, is 3,452,000.

The exercise price of each stock option issued under the 1997 Stock Plan shall be specified by the Board of Directors at the time of grant. However, incentive stock options may not be granted at less than the fair market value of Allaire's common stock as determined by the Board of Directors at the date of grant or for a term in excess of ten years. All options granted under the 1997 Stock Plan through December 31, 1999 vest either immediately or over a four-year period for employees or over the service period for non-employees and expire ten years from the date of grant.

1998 STOCK INCENTIVE PLAN The 1998 Incentive Stock Plan (the "1998 Stock Plan"), as amended and approved by stockholders on March 13, 2000, provides for the issuance of up to 8,800,000 shares of Allaire's common stock to eligible employees, officers, directors, consultants and advisors of Allaire. Under the 1998 Stock Plan, the Board of Directors may award incentive and non-qualified stock options, stock appreciation rights, performance shares and restricted and unrestricted stock. Incentive stock options may not be granted at less than the fair market value of Allaire's common stock at the date of grant and for a term not to exceed ten years. The exercise price under each non-qualified and incentive stock option shall be specified by the Compensation Committee. Grants of stock appreciation rights, performance shares, restricted stock and unrestricted stock may be made at the discretion of the Compensation Committee with terms to be defined therein.

During the years ended December 31, 1996 and 1997 compensation expense recognized for stock option grants made by Allaire under APB Opinion No. 25 was not significant. For the year ended December 31, 1998 and 1999, respectively, compensation expense recognized for stock option grants totaled $412,000 and $263,000. Had compensation cost for Allaire's option grants been determined based on the fair value at the date of grant consistent with the method prescribed by SFAS No. 123, Allaire's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

Year ended December 31,                             1997                1998               1999
                                               -------------        -------------     -------------
Net loss:
    As reported                                $(11,536,000)        $(17,139,000)     $ (5,539,000)
    Pro forma                                  $(11,597,000)        $(17,278,000)     $(13,229,000)
Basic and diluted net loss per share:
    As reported                                $      (2.67)        $      (2.39)     $      (0.24)
    Pro forma                                  $      (2.69)        $      (2.41)     $      (0.58)

Under SFAS No. 123, the fair value of each employee option grant is estimated on the date of grant using the Black-Scholes option pricing model to apply the minimum value method with the following weighted-average assumptions used for grants made during the years ended December 31, 1997, 1998 and 1999: no dividend yield for all years; risk free interest rates of 6.1%, 5.1% and 5.8%, respectively; a volatility of 0%, 0% and 95%, respectively, and an expected option term of 5 years in 1997 and 1998, and 4 years in 1999.

Stock option activity during the years ended December 31, 1996, 1997, 1998 and 1999 was as follows:

                                                                            OUTSTANDING OPTIONS
                                                                       -----------------------------
                                                                                           WEIGHTED
                                                                                            AVERAGE
                                                                         NUMBER            EXERCISE
                                                                        OF SHARES            PRICE
                                                                       -----------         ---------
Outstanding - December 31, 1995                                                --           $   --
        Granted (weighted average fair value of $0.06)                  2,271,904             0.22
        Exercised                                                          (5,000)            0.25
        Canceled                                                          (15,000)            0.25
                                                                       ----------
Outstanding - December 31, 1996                                         2,251,904             0.22
        Granted (weighted average fair value of $0.09)                  2,976,818             0.29
        Exercised                                                         (10,760)            0.71
        Canceled                                                         (443,198)            0.26
                                                                       ----------
Outstanding - December 31, 1997                                         4,774,764             0.26
        Granted (weighted average fair value of $1.48)                  1,146,322             3.47
        Exercised                                                      (2,294,768)            0.24
        Canceled                                                         (249,126)            1.01
                                                                       ----------
Outstanding - December 31, 1998                                         3,377,192             1.30
        Granted (weighted average fair value of $24.22)                 3,932,452            34.61
        Exercised                                                        (945,048)            1.09
        Canceled                                                         (388,090)           16.15
                                                                       ----------
Outstanding - December 31, 1999                                         5,976,506           $22.16
                                                                       ==========

As of December 31, 1999, 29,442 and 131,100 shares were available for grant under the 1997 Stock Plan and the 1998 Stock Plan, respectively.

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                           VESTED AND EXERCISABLE
                                                                        ----------------------------
                                                    WEIGHTED-AVERAGE                       WEIGHTED-
                                                       REMAINING          NUMBER            AVERAGE
            EXERCISE                NUMBER             CONTRACTUAL          OF             EXERCISE
             PRICE               OUTSTANDING         LIFE (IN YEARS)      SHARES             PRICE
         ------------            -----------        ----------------    ---------          ---------
         $ 0.13- 4.50             1,923,610                7.26           974,884           $ 0.40
           5.53- 9.44               476,196                8.80            56,878             6.19
          20.82-25.00             1,282,800                9.59                --            24.10
          25.03-36.47             1,456,400                9.47                --            29.60
          55.75-75.57               837,500                9.94                --            65.30
                                  ---------                             ---------
         $ 0.13-75.57             5,976,506                8.80         1,031,762           $22.16
                                  =========                             =========

DEFERRED COMPENSATION During 1998, Allaire granted stock options to purchase 955,900 shares of its common stock with exercise prices ranging from $.01 to $6.80. Through December 31, 1999, Allaire recorded compensation expense and deferred compensation relating to these options totaling $675,000 and $1.1 million, respectively, representing the difference between the estimated fair market value of the common stock on the date of grant and the exercise price. Compensation relating to options which vested immediately upon grant was expensed in full at the date of grant, while compensation related to options which vest over time was recorded as a component of stockholders' deficit and is being amortized over the vesting periods of the related options.

1998 EMPLOYEE STOCK PURCHASE PLAN The 1998 Employee Stock Purchase Plan (the "Purchase Plan") provides for the issuance of up to 600,000 shares of Allaire's common stock to eligible employees. Under the Purchase Plan, Allaire is authorized to make one or more offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of the offering period (as defined by the Purchase Plan), whichever is lower. Allaire's first offering period under the Purchase Plan commenced on July 1, 1999 and ended on December 31, 1999. During this offering period, employees purchased 9,858 shares of common stock, which were issued in January 2000.

11. INCOME TAXES

Deferred tax assets are comprised of the following:

December 31,                                               1998                1999
Deferred tax assets:                                  -------------       -------------
    Net operating loss carryforwards                  $ 11,771,000        $ 10,778,000
    Reserves not currently deductible                      249,000             381,000
    Tax credit carryforwards                               689,000           1,389,000
    Capitalized research and development expense                --           1,050,000
Compensation related                                            --             488,000
    Deferred revenue                                            --             286,000
    Other                                                  402,000             517,000
                                                      ------------        ------------
    Total deferred tax assets                           13,111,000          14,889,000
    Deferred tax asset valuation allowance             (13,111,000)        (14,889,000)
                                                      ------------        ------------
                                                      $         --        $         --
                                                      ============        ============

Realization of total deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these tax benefits, Allaire has provided a valuation allowance for the full amount of its deferred tax assets.

Income taxes computed using the federal statutory income tax rate differs from Allaire's effective tax rate primarily due to the following:

Year ended December 31,                                            1997                1998           1999
                                                               ------------        ------------   ------------

Income tax benefit at U.S. federal statutory tax rate          $(4,038,000)        $(5,999,000)   $(1,939,000)
State taxes, net of federal tax impact                            (711,000)         (1,054,000)      (342,000)
Nondeductible acquisition related expenses                              --                  --        921,000
Tax credit carryforwards                                           (91,000)           (195,000)      (345,000)
Other                                                             (249,000)             81,000        (73,000)
Change in valuation allowance.                                   5,089,000           7,167,000      1,778,000
                                                               -----------         -----------    -----------
    Provision for income taxes                                 $        --         $        --    $        --
                                                               ===========         ===========    ===========



At December 31, 1999, Allaire had federal and state net operating losses of approximately $61 million and $59.8 million, respectively, and federal and state tax credit carryforwards of approximately $599,000 and $670,000, respectively, available to reduce future taxable income and future tax liabilities. If not utilized, these carryforwards will expire at various dates ranging from 2001 to 2019. Of the total net operating losses, $31.6 million relates to the exercise of stock options. The tax benefit of this amount will result in an increase in additional paid-in capital upon realization. Under the provisions of the Internal Revenue Code, certain substantial changes in Allaire's ownership may be limited, or may limit in the future, the amount of net operating loss and research and development tax credit carryforwards which could be utilized annually to offset future taxable income and income tax liability. The amount of any annual limitation is determined based upon Allaire's value prior to an ownership change.

12. SEGMENT INFORMATION

Operating in one industry segment, Allaire develops, markets and supports software for a wide range of Web development.


Revenue was distributed geographically as follows:

Year ended December 31,                 1997            1998             1999
                                     ----------      -----------     -----------
North America                        $6,289,000      $18,659,000     $47,679,000
Europe                                  824,000        1,802,000       4,958,000
Other international                     675,000          901,000       2,526,000
                                     ----------      -----------     -----------
                                     $7,788,000      $21,362,000     $55,163,000
                                     ==========      ===========     ===========

Allaire's sales to Europe and other international geographies are primarily export sales from the United States. Substantially all of Allaire's services revenue for the years ended December 31, 1997, 1998 and 1999 was generated in North America. All long-lived assets were located in North America at December 31, 1998 and 1999.

13. EMPLOYEE SAVINGS PLAN

During 1997, Allaire adopted an employee retirement savings plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Under the terms of the 401(k) Plan, employees may contribute a percentage of their salary, up to a maximum of 15%. Allaire did not make any contributions to the 401(k) Plan on behalf of its employees for the years ended December 31, 1997, 1998 or 1999.

14. COMMITMENTS AND CONTINGENCIES

Allaire leases its facilities and certain office equipment under noncancelable operating lease agreements. Rent expense under these leases for the years ended December 31, 1997, 1998 and 1999, totaled $515,000, $1,420,000 and $1,834,000, respectively. During 2000, Allaire will move into a new facility under an operating lease. In addition, Allaire also leases certain fixed assets under capital leases, which expire at various dates through October 2000.

Future minimum commitments under noncancelable operating and capital leases at December 31, 1999 are as follows:

                                                    OPERATING          CAPITAL
                                                      LEASES           LEASES
                                                   ------------       --------
    2000                                           $  7,412,000       $163,000
    2001                                             15,959,000             --
    2002                                             16,889,000             --
    2003                                             15,610,000             --
    2004 and thereafter                             105,351,000             --
                                                   ------------       --------
    Total lease payments                           $161,221,000        163,000
                                                   ============
    Less - amount representing interest                                  4,000
                                                                      --------
    Present value of capital lease obligations                        $159,000
                                                                      ========

LETTER OF CREDIT In connection with two facility leases Allaire is required to maintain, on behalf of the landlord, an irrevocable letter of credit with a bank over the term of each lease. As of December 31, 1999, letters of credit totaling $4,725,500 had been issued against the line of credit (Note 7).

LEGAL PROCEEDINGS In 1996, a wrongful termination action was brought against Allaire and its founder by a former employee under which the plaintiff sought severance pay and the right to 800,000 shares of Allaire's common stock which were canceled upon termination. Although Allaire continues to deny any liability in this matter, Allaire determined during 1997 that it was in the best interest of its shareholders to settle this dispute out of court due to the rising legal costs, distraction of management and uncertainty present in this litigation. As a result, Allaire agreed to pay the plaintiff a cash settlement totaling $285,000 in exchange for the termination of all legal action against Allaire and its founder. This amount was fully accrued at the time of the settlement.

In addition to the matter noted above, Allaire is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on Allaire's financial position or results of operations.

15. SUBSEQUENT EVENT

In March 1999, Allaire acquired certain technology from Bowne Internet Solutions and Bowne Personalization Services for $5 million in cash. This acquisition will be accounted for as a purchase. Pro forma financial statements have not been disclosed due to immateriality.


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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Allaire Corporation

In our opinion, the financial statements listed in the accompanying table of contents present fairly, in all material respects, the financial position of Allaire Corporation and sudsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 13, 2000



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


BOARD OF DIRECTORS                      CORPORATE OFFICERS                              CORPORATE COUNSEL
David J. Orfao                          David J. Orfao
President and Chief Executive Officer   President and Chief Executive Officer           Foley, Hoag & Eliot
Director since 1997                                                                     LLP Boston, Massachusetts
                                        Joseph J. Allaire
Joseph  J. Allaire                      Founder, Chairman of the Board and              INDEPENDENT ACCOUNTANTS
Founder, Chairman of the Board and      Executive Vice President
Executive Vice President                                                                PricewaterhouseCoopers LLP
Director since 1996                     Jeremy Allaire                                  Boston, Massachusetts
                                        Chief Technology Officer
Jonathan A. Flint                                                                       REGISTRAR AND
Founder and General Partner             David A. Gerth                                  TRANSFER AGENT
Polaris Venture Partners                Chief Financial Officer
Director since 1996                                                                     EquiServe Shareholder Services
                                        Larry E. Rowland                                Canton, Massachusetts
John J. Gannon                          Chief Information Officer
General Partner                                                                         Stockholder Information
Polaris Venture Partners                Amy E. Lewis
Director since 1996                     Vice President, Worldwide Sales                 The Annual Meeting of Stockholders of
                                                                                        the Company will be held at 10:00 a.m.
Thomas A. Herring                       Patrick M. Morley                               on May 17, 2000 at the offices of Foley,
General Partner                         Vice President, North American Sales            Hoag & Eliot LLP, One Post Office
Polaris Venture Partners                                                                Square, Boston, Massachusetts.
Director since 1997                     Vikki Kolbe
                                        Vice President, Worldwide Services and Support  A copy of the Company's Annual Report on
Ronnie G. Ward                                                                          Form 10-K filed with the Securities and
Private Investor                        George Favaloro                                 Exchange Commission and additional
Director since 2000                     Vice President, Business Development            copies of this Report may be obtained
                                                                                        without charge upon written request to:
                                        Stephen F. Clark
                                        Vice President, Marketing                       Allaire Corporation
                                                                                        Investor Relations Department
                                        Jack P. Lull                                    One Alewife Center
                                        Vice President, Engineering and Development     Cambridge, MA 02140
                                                                                        T 617 761 2020
                                        Kathy Wilde                                     F 617 761 2007
                                        Vice President, Enterprise Development

                                        Victoria Sullivan
                                        Vice President, Human Resources

                                        Market Price of Common Stock

 ColdFusion and Bright Tiger are        The Company's Common Stock has been trading on the Nasdaq National Market under
 U.S. registered trademarks, and        the symbol "ALLR" since the Company's initial public offering on January 22,
 Allaire, Allaire Spectra,              1999. The Company had 189 stockholders of record at March 15, 2000. This number
 HomeSite and JRun are trademarks       does not reflect persons or entities who hold their stock in nominee or "street
 of Allaire Corporation. All            name" through various brokerage firms. The Company has never declared or paid
 other company names, brand names       any cash dividends on its capital stock and does not anticipate paying cash
 and product names are the              dividends in the forseeable future. The following table sets forth for the
 property of their respective           fiscal periods indicated the high and low sales prices per share of Common Stock
 holder(s).                             as reported on the Nasdaq National Market. Sales prices per share have been restated to reflect the two-for-one stock split in March 2000.

                                        1999                                                 HIGH        LOW
                                                                                            ------      ------
                                        First Quarter (from 1/22/99)                        $35.63      $17.00
                                        Second Quarter                                      $39.13      $19.94
                                        Third Quarter                                       $38.16      $21.06
                                        Fourth Quarter                                      $94.13      $26.25

                          [ALLAIRE LOGO]


                          Allaire Corporation
                          One Alewife Center  Cambridge, MA 02140
                          617 761 2020 T      617 761 2007 F     www.allaire.com



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